                                                                  EXHIBIT (a)(1)

                          OFFER TO PURCHASE FOR CASH
                       61,145,475 SHARES OF COMMON STOCK
               (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING
                  CUMULATIVE PREFERRED STOCK PURCHASE RIGHTS)

                                      OF
                                ITT CORPORATION
                                      BY

                                HLT CORPORATION
                           A WHOLLY OWNED SUBSIDIARY
                                      OF

                           HILTON HOTELS CORPORATION
                                      AT
                           $55 NET PER SHARE IN CASH


    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 28, 1997, UNLESS THE OFFER
                                 IS EXTENDED.


  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES, INCLUDING THE RIGHTS ASSOCIATED THEREWITH, WHICH WHEN ADDED TO THE NUMBER OF SHARES (AND RIGHTS) BENEFICIALLY OWNED BY HLT CORPORATION (THE "PURCHASER") AND ITS AFFILIATES, CONSTITUTES A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES (AND RIGHTS) OF ITT CORPORATION (THE "COMPANY") ON A FULLY DILUTED BASIS, (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (3) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NEVADA CONTROL SHARE ACQUISITION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (4) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NEVADA BUSINESS COMBINATION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (5) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT ALL MATERIAL GAMING APPROVALS HAVE BEEN OBTAINED ON TERMS SATISFACTORY TO THE PURCHASER, AND (6) THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER. SEE SECTION 14.

  THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING.

                               ---------------

                                   IMPORTANT

  HILTON HOTELS CORPORATION ("PARENT") AND THE PURCHASER ARE SEEKING TO NEGOTIATE WITH THE COMPANY WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR THE PURCHASER. THE PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED SECOND-STEP MERGER CONSIDERATION) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, COMMON STOCK OF PARENT AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PARENT, THE PURCHASER AND THE COMPANY.

                               ---------------

                     The Dealer Manager for the Offer is:

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

January 31, 1997

  Any stockholder desiring to tender all or any portion of such stockholder's Shares and associated Rights should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth in the Letter of Transmittal and (A) mail or deliver it, together with the certificate(s) representing tendered Shares (the "Share Certificates") and, if separate, the certificate(s) representing the associated Rights (the "Rights Certificates") and any other required documents to the Depositary (as defined herein) or (B) tender such Shares (and associated Rights, if applicable) pursuant to the procedures for book-entry transfer set forth in
Section 3 or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares (and associated Rights, if applicable) are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares and, if applicable, the associated Rights.

  Stockholders will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. Until the Distribution Date (as defined herein) occurs, the Rights are represented by, and transferred with, the Shares. Accordingly, if the Distribution Date does not occur prior to the Expiration Date (as defined herein), a tender of Shares will constitute a tender of the associated Rights. If the Distribution Date occurs prior to the Expiration Date and the Purchaser waives that portion of the Rights Condition (as defined herein) requiring that a Distribution Date not have occurred, the procedures set forth herein with respect to separate delivery of Rights Certificates must be followed.

  A stockholder who desires to tender Shares and associated Rights, and whose certificates representing such Shares (and, if applicable, associated Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares (and, if applicable, associated Rights) by following the procedures for guaranteed delivery set forth herein.

  Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials, may be directed to the Information Agent or the Dealer Manager (as such terms are defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          -----
Introduction............................................................      1
The Tender Offer........................................................      7
 1. Terms of the Offer..................................................      7
 2. Acceptance for Payment and Payment for Shares.......................      8
 3. Procedures for Tendering Shares and Rights..........................     10
 4. Withdrawal Rights...................................................     13
 5. Certain United States Federal Income Tax Consequences...............     14
 6. Price Range of Shares and Rights; Dividends.........................     16
 7. Certain Information Concerning the Company..........................     16
 8. Certain Information Concerning the Purchaser and Parent.............     18
 9. Source and Amount of Funds..........................................     22
10. Background of the Offer; Contacts with the Company..................     23
11. Purpose of the Offer and the Proposed Merger; Plans for the Compa-
    ny..................................................................     25
12. Dividends and Distributions.........................................     26
13. Effect of the Offer on the Market for the Shares; New York Stock Ex-
    change Listing and Exchange Act Registration........................     26
14. Certain Conditions of the Offer.....................................     27
15. Certain Legal Matters; Regulatory Approvals.........................     30
16. Fees and Expenses...................................................     41
17. Miscellaneous.......................................................     42
Schedule I--Information Concerning the Directors and Executive Officers
 of Parent and the Purchaser............................................    I-1
Schedule II--Transactions in Shares During the Past 60 Days by Parent
 and the Purchaser......................................................   II-1
Schedule III--Hilton Hotels Corporation Unaudited Pro Forma Condensed
 Financial Statements...................................................  III-1

To the Holders of Shares of Common Stock (Including the Associated Series A Participating Cumulative Preferred Stock Purchase Rights) of ITT Corporation:

                                 INTRODUCTION

  HLT Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"), hereby offers to purchase (i) 61,145,475 shares of common stock, no par value per share (the "Shares"), of ITT Corporation, a Nevada corporation (the "Company"), or such greater number of Shares which, when added to the number of Shares beneficially owned by the Purchaser and its affiliates, constitutes a majority of the total number of Shares outstanding on a fully diluted basis as of the Expiration Date (as defined herein) (the greater of such numbers of Shares being the "Maximum Number"), and (ii) unless and until validly redeemed by the Board of Directors of the Company (the "Board"), the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith and issued pursuant to the Rights Agreement, dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent (the "Rights Agreement"), at a price of $55 per Share (including associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES TO SHARES HEREIN SHALL INCLUDE THE ASSOCIATED RIGHTS, AND ALL REFERENCES TO THE RIGHTS SHALL INCLUDE ALL BENEFITS THAT MAY INURE TO THE HOLDERS OF THE RIGHTS PURSUANT TO THE RIGHTS AGREEMENT.

  Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of Donaldson, Lufkin & Jenrette Securities Corporation, as Dealer Manager (in such capacity, the "Dealer Manager"), IBJ Schroder Bank & Trust Company, as Depositary (the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See
Section 16.

  The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. Parent is seeking to negotiate with the Company a definitive acquisition agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate a merger (the "Proposed Merger") with Parent or the Purchaser or another direct or indirect wholly owned subsidiary of Parent. In the Proposed Merger, at the effective time of the Proposed Merger, each Share that is issued and outstanding immediately prior to the effective time of the Proposed Merger (other than Shares held in the treasury of the Company or owned by Parent, the Purchaser or any direct or indirect wholly owned subsidiary of Parent) would be converted into such number of shares of common stock, par value $2.50 per share, of Parent ("Parent Common Stock") having a value of $55 per Share, subject to appropriate collar provisions.

  Although the Purchaser will seek to have the Company consummate the Proposed Merger as soon as practicable after consummation of the Offer, if the Board opposes the Offer and the Proposed Merger, certain terms of the Rights and provisions of the Nevada General Corporation Law (the "NGCL") may affect the ability of the Purchaser to consummate the Offer, to obtain control of the Company and to effect the Proposed Merger. In addition, pursuant to rules promulgated by the New York Stock Exchange, Inc. (the "NYSE"), approval of the Proposed Merger by stockholders of Parent prior to the issuance of Parent Common Stock is required where the present or potential issuance of Parent Common Stock is or will be equal to or in excess of 20% of the number of shares of Parent Common Stock outstanding before such issuance of Parent Common Stock. Accordingly, consummation of the Proposed Merger as currently contemplated will require approval by stockholders of Parent. The timing of consummation of the Offer and the Proposed Merger will depend on a variety of factors and legal requirements, the actions of the Board, the number of Shares (if any) acquired by the

Purchaser pursuant to the Offer, and whether the Minimum Condition, the Rights Condition, the Control Share Condition, the Business Combination Condition and the Gaming Condition (as such terms are defined herein) are satisfied or waived.

  THIS OFFER TO PURCHASE IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES WHICH MAY BE ISSUED IN ANY MERGER OR SIMILAR BUSINESS COMBINATION INVOLVING PARENT, THE PURCHASER OR THE COMPANY. THE ISSUANCE OF SUCH SECURITIES WOULD BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SUCH SECURITIES WOULD BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF THE SECURITIES ACT.

  In connection with the Offer and the Proposed Merger, Parent and the Purchaser intend, if necessary, to nominate, and solicit proxies for the election of, a slate of nominees who support the Offer and the Proposed Merger (the "Parent Nominees"), to replace all the members of the Board at the Annual Meeting of Stockholders of the Company (the "Annual Meeting"). Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Board to: approve the Proposed Merger; amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition is satisfied; satisfy the Control Share Condition; satisfy the Business Combination Condition; and take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. Such solicitation will be made pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

  THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WHICH PARENT AND/OR THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF
SECTION 14(a) OF THE EXCHANGE ACT.

  On January 27, 1997, Parent and the Purchaser filed a complaint against the Company in the United States District Court for the District of Nevada (the "Complaint"). The Complaint seeks, among other things: (i) injunctive relief requiring the Board to redeem the Rights and to make inapplicable to the Offer and the Proposed Merger the Nevada Control Share Acquisition Statute and the Nevada Business Combination Statute (as such terms are defined herein), (ii) injunctive and declaratory relief to forestall any effort by the Company to manipulate or otherwise subvert the process of corporate democracy by amending the Company's bylaws, postponing its Annual Meeting, increasing the size of the Board or taking other actions to frustrate the proxy contest that Parent plans to conduct to replace the Board in order to facilitate the Offer and Proposed Merger and (iii) a declaratory judgment that the Company does not have standing to institute an action under the federal antitrust laws to block or impede the Offer or the Proposed Merger and that, in any event, the consummation of the Offer and the Proposed Merger would not violate such laws. See Section 15.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES, INCLUDING THE RIGHTS ASSOCIATED THEREWITH, WHICH WHEN ADDED TO THE NUMBER OF SHARES (AND RIGHTS) BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, CONSTITUTES A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES (AND RIGHTS) OF THE COMPANY ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"), (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD, OR THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "RIGHTS CONDITION"),
(3) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NEVADA CONTROL SHARE ACQUISITION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE

"CONTROL SHARE CONDITION"), (4) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NEVADA BUSINESS COMBINATION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "BUSINESS COMBINATION CONDITION"),
(5) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT ALL MATERIAL GAMING APPROVALS (AS DEFINED HEREIN) HAVE BEEN OBTAINED ON TERMS SATISFACTORY TO THE PURCHASER (THE "GAMING CONDITION"), AND (6) THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"). SEE SECTION 14, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

  THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING.

  PARENT AND THE PURCHASER ARE SEEKING TO NEGOTIATE WITH THE COMPANY WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR THE PURCHASER. THE PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED SECOND-STEP MERGER CONSIDERATION) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, PARENT COMMON STOCK, AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PARENT, THE PURCHASER AND THE COMPANY.

  The Minimum Condition. The Minimum Condition requires that the number of Shares tendered and not withdrawn before the Expiration Date, together with the Shares owned by the Purchaser and its affiliates as of such time, represent a majority of the Shares outstanding on a fully diluted basis. According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, filed with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act, as of November 6, 1996, there were 116.4 million Shares issued and outstanding. In addition, according to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Company 1995 10-K"), as of December 31, 1995, there were outstanding options to purchase 6,276,596 Shares. Parent beneficially owns 315,500 Shares, 100 of which Shares are beneficially owned by the Purchaser. The Shares beneficially owned by Parent and the Purchaser were acquired in open market purchases. See Schedule II. For purposes of the Offer, "fully diluted basis" assumes that all outstanding stock options are presently exercisable.

  Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or securities convertible into, Shares) have been issued since November 6, 1996 (other than Shares issued pursuant to the exercise of the stock options referred to above), or, in the case of options, since December 31, 1995, if the Purchaser were to purchase 61,145,475 Shares pursuant to the Offer, the Minimum Condition would be satisfied.

  The Rights Condition. The Offer is conditioned upon the Rights having been redeemed by the Board, or the Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger. The Rights are described in the Company's Amended Registration Statement on Form S-3 dated November 13, 1996 (the "Company Registration Statement"), and a summary of that description is provided below and in Section 15.

  On November 1, 1995, the Company adopted the Rights Agreement and declared a dividend of one Right for each outstanding Share. The Rights are transferable only with the Shares until they become exercisable. The Rights will not be exercisable until the Distribution Date (as defined herein) and will expire on the tenth anniversary of the Rights Agreement (the "Rights Expiration Date"), unless earlier redeemed by the Company as described below.

  Under the Rights Agreement, the "Distribution Date" is the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Shares (such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the Rights apply and
(ii) the close of business on such date, if any, as may be designated by the Board following the commencement of, or the first public disclosure of an intent to commence, a tender or exchange offer for 15% or more of the outstanding Shares.

  Until the Distribution Date, the Rights will be evidenced by the certificates for Shares registered in the names of the holders thereof. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Shares originally issued after the Distribution Date), and such separate Rights Certificates alone will thereafter evidence the Rights.

  In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person, each Right will entitle its holder (other than Rights beneficially owned by such Acquiring Person or its affiliates or associates) to purchase, for the Purchase Price (as defined herein), that number of common shares of such corporation (or, in the event that such corporation is not a publicly traded corporation, that number of common shares of an affiliate of such corporation that has publicly traded shares) that, at the time of the transaction, would have a market value (or, in certain circumstances, book value) of twice the Purchase Price.

  At any time prior to the earlier of such time as a person or group becomes an Acquiring Person and the Rights Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price (in cash or Shares or other securities of the Company deemed by the Board to be at least equivalent in value) of $.01 per Right (the "Redemption Price"), which amount shall be subject to adjustment as provided in the Rights Agreement.

  In addition, at any time after there is an Acquiring Person, the Board may elect to exchange each Right for consideration per Right consisting of one-half of the securities that would be issuable at such time upon exercise of one Right pursuant to the terms of the Rights Agreement.

  At any time prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement, except that no supplement or amendment shall be made that reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Rights Expiration Date.

  Based on publicly available information, the Purchaser believes that, as of January 31, 1997, the Rights were not exercisable, Rights Certificates had not been issued and the Rights were evidenced by the certificates for Shares. The Purchaser believes that, as a result of the commencement of the Offer made hereby, the Distribution Date may occur at any time, if the Board so designates such a Distribution Date.

  UNLESS THE RIGHTS CONDITION IS SATISFIED, STOCKHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SHARES IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN SECTION 3. UNLESS THE DISTRIBUTION DATE OCCURS, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS.

  The Purchaser believes that under the circumstances of the Offer, the Board has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), and the Purchaser is hereby requesting that the Board do so. However, there can be no assurance that the Board will redeem the Rights (or amend the Rights Agreement). The Purchaser has commenced litigation against the Company in the United States District Court for the District of Nevada seeking, among other things, an order compelling the Board to redeem the Rights or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger on the grounds that failure to do so would constitute a breach of fiduciary duty to the Company's stockholders. There can be no assurance that such an order will be obtained.

  The Control Share Condition. The Control Share Condition requires that the Purchaser be satisfied, in its sole discretion, that Sections 78.378 to
78.3793 of the NGCL (the "Nevada Control Share Acquisition Statute") shall be inapplicable to the Offer and the Proposed Merger.

  Pursuant to the Nevada Control Share Acquisition Statute, an "acquiring person," who acquires a "controlling interest" in an "issuing corporation," may not exercise voting rights on any "control share" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a meeting of such stockholders. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares, is entitled to demand payment for the fair value of such stockholder's shares, and the corporation must comply with the demand. For purposes of the provisions under this subsection, "acquiring person" means any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the outstanding voting shares of disinterested stockholders as each threshold is reached and/or exceeded.

  "Control share" means those outstanding voting shares of an issuing corporation which an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada, has 200 or more stockholders (at least 100 or whom are stockholders of record and residents of Nevada) and does business in Nevada directly or through an affiliated corporation.

  The above provisions do not apply if the articles of incorporation or bylaws of the Company in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. The Company's Restated Articles of Incorporation, as amended (the "Articles"), and its Amended and Restated Bylaws (the "Bylaws") currently do not exclude the Company from the restrictions imposed by such provisions. The Control Share Condition would be satisfied if the Bylaws were amended such that, on the tenth day following consummation of the Offer, the Bylaws provide that the provisions of the Nevada Control Share Acquisition Statute do not apply, or if the Purchaser, in its sole discretion, were satisfied that the Nevada Control Share Acquisition Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Control Share Acquisition Statute.

  The Business Combination Condition. The Business Combination Condition requires that the Purchaser be satisfied, in its sole discretion, that Sections 78.411 to 78.444 of the NGCL (the "Nevada Business Combination Statute") are inapplicable to the Offer and the Proposed Merger.

  The Nevada Business Combination Statute restricts the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years following the interested stockholder's date of acquiring the shares that caused such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that caused such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date.

  If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

  For purposes of the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more stockholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation, or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in their articles of incorporation or in a charter amendment approved by a majority of the outstanding voting shares of disinterested stockholders. Such a charter amendment, however, would not become effective for 18 months after its passage and could apply only to stock acquisitions occurring after its effective date. The Articles do not exclude the Company from the restrictions imposed by such provisions.

  The Business Combination Condition would be satisfied if the Board approved the Offer and the Proposed Merger prior to consummation of the Offer and the Proposed Merger or if the Purchaser, in its sole discretion, were satisfied that the Nevada Business Combination Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Business Combination Statute.

  Gaming Condition. The Gaming Condition requires that the Purchaser be satisfied, in its sole discretion, that all material consents, approvals, orders or authorizations of, or registrations, declarations or filing with, any governmental authority with jurisdiction in respect of the Company's active gaming operations required or necessary in connection with the Offer, the Proposed Merger and the transactions contemplated thereunder (including the changes in the composition of the Board brought about by the nomination and solicitation by Parent of proxies for the election of the Parent Nominees) have been obtained and are in full force and effect and, in the case of New Jersey, that the New Jersey Casino Control Commission (the "CCC") has approved all arrangements with respect to a trust holding Shares (or, if approved by the New Jersey authorities, shares of a subsidiary of the Company) and that the directors of the Purchaser have been qualified, on a permanent or temporary basis, to serve as directors of a company (including the Company) that either directly or through its subsidiary holds a New Jersey casino license (collectively, the "Gaming Approvals"). See Section 15.

  Parent is currently registered in Nevada as a publicly traded corporation and has been found suitable to own the shares of subsidiaries that have been licensed to conduct gaming operations in Nevada. The CCC has found Parent qualified to hold a casino license. Additionally, the Ontario authorities have conducted an investigation of, and have found suitable, Parent (as well as the Company) in connection with the Ontario registration of Windsor Casino Limited, which Parent owns with the Company. To date, Parent has obtained all gaming licenses or permits necessary for the operation of its gaming activities. Accordingly, Parent does not expect significant delays in obtaining final action on its applications for necessary Gaming Approvals. However, there can be no assurances as to whether any or all Gaming Approvals will be granted or as to the timing of such Gaming Approvals.

  Certain other conditions to consummation of the Offer are described in
Section 14. The Purchaser expressly reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer. See
Section 14.

  THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE TENDER OFFER

  1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for the Maximum Number of Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, February 28, 1997, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

  Consummation of the Offer is conditioned upon, among other things, satisfaction or waiver by the Purchaser of each of the Minimum Condition, the Rights Condition, the Control Share Condition, the Business Combination Condition and the Gaming Condition. If any or all of such conditions are not satisfied or any or all of the other events set forth in Section 14 shall have occurred or shall be determined by the Purchaser to have occurred prior to the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any or all of the Shares tendered and terminate the Offer, and return all such tendered Shares to tendering stockholders, (ii) waive or reduce the Minimum Condition or waive any or all other conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all or the Maximum Number of Shares validly tendered,
(iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended or (iv) otherwise amend the Offer.

  Upon the terms and subject to the conditions of the Offer, if more than the Maximum Number of Shares shall be validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will purchase the Maximum Number of Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date.

  Because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, if proration is required, the Purchaser may not be able to announce the final proration factor until approximately six NYSE trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers. The Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

  The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including as a result of the occurrence of any of the events specified in Section 14, by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof, as described below. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw any tendered Shares. See Section 4.

  Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion at any time and from time to time, to (i) delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory or third-party approval specified in Section 15 or in order to comply in whole or in part with any other applicable law,
(ii) terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 14 have not been satisfied or upon the occurrence of any of the events specified in Section 14 and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below.

  The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph or, if proration is required, as discussed above), any Shares upon the occurrence of any of the events specified in Section 14 without extending the period of time during which the Offer is open.

  Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day (as defined herein) after the previously scheduled Expiration Date. Subject to applicable law (including, without limitation, Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

  If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The Purchaser reserves the right (but shall not be obligated) to accept for payment more than the Maximum Number of Shares pursuant to the Offer. The Purchaser has no present intention of exercising such right. If a number of additional Shares in excess of 2% of the outstanding Shares is to be accepted for payment and, at the time notice of the Purchaser's decision to accept for payment such additional Shares is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is so published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

  If, prior to the Expiration Date, the Purchaser should decide to increase or decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten-business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  A demand is being made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of the Company's stockholder list, its list of holders of Rights, if any, and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, this Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares or to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list and its list of holders of Rights, if any, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares and Rights.

  2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, the Maximum Number of Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) as soon as practicable after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 14. Any determination concerning the satisfaction of such terms and conditions shall be within the sole discretion of the Purchaser. See Section 14. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable rules of the Commission, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 15.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificate(s) representing tendered Shares (the "Share Certificates") and, if applicable, the Rights Certificates, or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares and, if applicable, Rights (if such procedure is available) into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to Section 3, (b) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or an Agent's Message (as defined herein) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

  The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares and, if applicable, the Rights, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

  If Rights Certificates have been distributed to holders of Shares, such holders are required to tender, or (if such procedure is available) make book-entry transfer of, Rights Certificates representing a number of Rights equal to the number of Shares being tendered in order to effect a valid tender of such Shares.

  Payment for the Shares accepted for payment pursuant to the Offer will be delayed in the event of proration due to the difficulty of determining the number of Shares validly tendered and not withdrawn. See Section 1.

  For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment. Payment for Shares accepted pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to such tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR SHARES BE PAID BY THE PURCHASER BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in Section 4. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

  If any tendering Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of Shares pursuant to the Offer in excess of the Maximum Number of Shares) or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer. In the event separate Rights Certificates are issued, similar action will be taken with respect to unpurchased and untendered Rights.

  IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, SUCH CONSIDERATION WILL BE PAID TO ALL HOLDERS WHOSE SHARES ARE PURCHASED IN THE OFFER.

  The Purchaser reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares and Rights tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

  3. PROCEDURES FOR TENDERING SHARES AND RIGHTS.

  Valid Tender of Shares and Rights. Except as set forth below, in order for Shares and, prior to the Distribution Date, Rights to be validly tendered pursuant to the Offer, the Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares and, prior to the Distribution Date, Rights and any other required documents must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and (i) the Share Certificates and, if applicable, Rights Certificates evidencing tendered Shares and, if applicable, Rights, must be received by the Depositary along with the Letter of Transmittal, (ii) Shares and Rights must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case, prior to the Expiration Date, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

  UNLESS THE RIGHTS ARE REDEEMED PRIOR TO THE EXPIRATION DATE, HOLDERS OF SHARES WILL BE REQUIRED TO TENDER ONE ASSOCIATED RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SUCH SHARE. ACCORDINGLY, STOCKHOLDERS WHO SELL THEIR RIGHTS SEPARATELY FROM THEIR SHARES AND DO NOT OTHERWISE ACQUIRE RIGHTS MAY NOT BE ABLE TO SATISFY THE REQUIREMENTS OF THE OFFER FOR THE TENDER OF SHARES.

  Separate Delivery of Rights Certificates. If the Distribution Date has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred, the Purchaser has waived that portion of the Rights Condition requiring that a Distribution Date not have occurred and Rights Certificates have been distributed to holders of Shares prior to the time a holder's Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Distribution Date has occurred, the Purchaser has waived that portion of the Rights Condition requiring that a Distribution Date not have occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedure described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary within three business days after the date that Rights Certificates are distributed. The Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the related Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.

  THE METHOD OF DELIVERY OF SHARE CERTIFICATES, RIGHTS CERTIFICATES (IF APPLICABLE), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal or a facsimile thereof, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

  If the Distribution Date occurs and the Purchaser waives that portion of the Rights Condition requiring that a Distribution Date not have occurred, to the extent that the Rights become eligible for book-entry transfer under procedures established by a particular Book-Entry Transfer Facility, the Depositary also will make a request to establish an account with respect to the Rights at each of the Book-Entry Transfer Facilities, but no assurance can be given that book-entry delivery of Rights will be available. If book-entry delivery of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. Otherwise, if Rights Certificates have been issued, a tendering stockholder will be required to tender Rights by means of physical delivery to the Depositary of Rights Certificates (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to Rights will be inapplicable) or pursuant to the guaranteed delivery procedure set forth below.

  REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (each, an "Eligible Institution"), unless the Shares (or Rights, if applicable) tendered thereby are tendered (i) by a registered holder of Shares (or Rights, if applicable) who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

  If a Share Certificate or Rights Certificate is registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made, or a Share Certificate or Rights Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate or Rights Certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate or Rights Certificate, with the signature(s) on such Share Certificate or Rights Certificate or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

  If the Share Certificates and Rights Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

  Guaranteed Delivery. If a stockholder desires to tender Shares and Rights pursuant to the Offer and such stockholder's Share Certificates or, if applicable, Rights Certificates are not immediately available (including, if the Distribution Date has occurred and the Purchaser waives that portion of the Rights Condition requiring that a Distribution Date not have occurred, because Rights Certificates have not yet been distributed) or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares or Rights may nevertheless be tendered if all the following conditions are satisfied:

    (i) the tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

    (iii) the Share Certificates and Rights Certificates (or a Book-Entry Confirmation) representing all tendered Shares and Rights, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within (a) in the case of Shares, three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery or (b) in the case of Rights, a period ending on the later of (x) three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery or (y) three business days after the date Rights Certificates are distributed to stockholders.

  Any Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  Notwithstanding any other provisions hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, and if the Distribution Date has occurred, Rights Certificates for, or a Book-Entry Confirmation, if available, with respect to such Rights (unless the Purchaser elects, in its sole discretion, to make payment for such Shares pending receipt of the Rights Certificates for, or a Book-Entry Confirmation, if available, with respect to such Rights), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time and will depend upon when Share Certificates (or Rights Certificates) are received by the Depositary or Book-Entry Confirmations with respect to such Shares (or Rights, if available) are received into the Depositary's account at a Book-Entry Transfer Facility.

  Backup United States Federal Withholding Tax. Under the United States federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the Offer. To prevent backup federal income tax withholding with respect to payment to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

  Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and, if applicable, Rights tendered by such stockholder and accepted for payment by the Purchaser (and any and all non-cash dividends, distributions, rights or other securities issued or issuable in respect of such Shares or Rights on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares and Rights. This appointment will be effective if, when and only to the extent that the Purchaser accepts such Shares and Rights for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and Rights and other securities will, without further action, be revoked, and no subsequent proxies may be given. The designees of the Purchaser will, with respect to the Shares and Rights and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, and the Purchaser reserves the right to require that in order for Shares and Rights or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares and Rights, the Purchaser must be able to exercise full voting rights with respect to such Shares and Rights. See Section 15.

  The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act. See "Introduction."

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares or Rights pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares or Rights determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares or Rights may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares or Rights of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares or Rights will be deemed to have been validly made until all defects and irregularities have been cured or waived.

  The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of Parent, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

  Other Requirements. The Purchaser's acceptance for payment of Shares and, if applicable, Rights tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

  4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares and Rights made pursuant to the Offer are irrevocable. Shares and Rights tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 31, 1997 or at such later time as may apply if the Offer is extended. A withdrawal of Shares will also constitute a withdrawal of the associated Rights. Rights may not be withdrawn unless the associated Shares are also withdrawn.

  If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this
Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares or Rights to be withdrawn, the number of Shares or Rights to be withdrawn and (if Share Certificates or Rights Certificates have been tendered) the name of the registered holder, if different from that of the person who tendered such Shares or Rights. If Share Certificates or Rights Certificates evidencing Shares or Rights to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of such Share Certificates or Rights Certificates, the serial numbers shown on the particular Share Certificates or Rights Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares or Rights have been tendered for the account of an Eligible Institution. If Shares or Rights have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares or Rights, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares or Rights may not be rescinded.

  All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, the determination of which will be final and binding. None of Parent, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  Any Shares or Rights properly withdrawn will thereafter be deemed to not have been validly tendered for purposes of the Offer. However, withdrawn Shares or Rights may be retendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

  5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a summary of certain United States federal income tax consequences of the Offer and the Proposed Merger to stockholders of the Company who hold their Shares as capital assets. The discussion set forth below is for general information only and may not apply to particular stockholders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as foreign stockholders and stockholders who acquired such Shares pursuant to an exercise of an employee stock option or otherwise as compensation.

  General Consequences of the Offer and the Proposed Merger. If the Proposed Merger is consummated, the Offer and Proposed Merger should be treated as a single integrated transaction for United States federal income tax purposes. It is possible, although it cannot be determined at this time, that the Offer and Proposed Merger, taken together, will constitute a "reorganization" within the meaning of Section 368(a) of the Code. Parent is under no obligation to undertake to qualify the Offer and Proposed Merger as a "reorganization." If, for any reason, the Proposed Merger were not consummated, the receipt of cash pursuant to the Offer would be a taxable exchange.

  If the Offer and Proposed Merger do not qualify as a "reorganization", the United States federal income tax consequences generally would be as follows:

    (i) A stockholder of the Company who, pursuant to the Offer and the Proposed Merger, exchanges Shares for cash and Parent Common Stock, if any, would recognize capital gain or loss in an amount equal to the difference, if any, between (a) the amount of cash and the fair market value of the Parent Common Stock, if any, received and (b) the stockholder's adjusted tax basis in the Shares surrendered pursuant to the Offer and the Proposed Merger. The gain or loss would be long-term capital gain or loss, if the stockholder's holding period for such Shares were more than one year.

    (ii) If a holder of Shares owns more than one "block" of stock (i.e., Shares acquired at the same time in a single transaction), gain or loss would be determined separately for each block held. In general, the amount of cash or Parent Common Stock received would be allocated ratably among the blocks in the proportion that the number of Shares in a particular block bears to the total number of Shares held by such stockholder.

  As discussed above, it is possible, although it cannot be determined at this time, that the Offer and Proposed Merger, taken together, will constitute a "reorganization" within the meaning of Section 368(a) of the Code. However, there can be no assurance that the Proposed Merger will be effected in such a way that the Offer and Proposed Merger will qualify as a "reorganization," and Parent is under no obligation to undertake to qualify the transactions as such. If the Offer and Proposed Merger were to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, the United States federal income tax consequences generally should be as follows:

    (i) In general, a stockholder of the Company who, pursuant to the Offer, exchanges all of his Shares for cash would recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares accepted for payment in the Offer. The gain or loss would be long-term capital gain or loss if, as of the date of the exchange pursuant to the Offer, the holder thereof had held such Shares for more than one year. However, because of the possibility of proration, there is a substantial probability that a stockholder who tenders all of such stockholder's Shares pursuant to the Offer would have fewer than all of such Shares purchased pursuant to the Offer.

    (ii) A stockholder who has a portion of such stockholder's Shares purchased for cash pursuant to the Offer and who exchanges the balance of his Shares for Parent Common Stock pursuant to the Proposed Merger should realize gain or loss measured by the difference, if any between (a) the fair market value of the total consideration received by such stockholder in the transactions, and (b) such stockholder's adjusted tax basis in Shares surrendered. However, the amount of such gain, if any, which would be taxable would not exceed the amount of cash received in the transactions. Any loss realized by such a stockholder would not be recognized. A stockholder of the Company who did not sell any of his Shares pursuant to the Offer, and who exchanged all of his Shares for Parent Common Stock pursuant to the Proposed Merger would not recognize any gain or loss (other than gain attributable to the receipt of cash in lieu of fractional shares of Parent Common Stock, as discussed below).

    (iii) The aggregate basis of the shares of Parent Common Stock received by such a stockholder in the Proposed Merger should be the same as the aggregate basis of the Shares surrendered in exchange therefor plus the aggregate basis of the Shares sold pursuant to the Offer (reduced by any amount allocated to a fractional share interest for which cash is received) increased by the amount of any gain recognized by the stockholder (as described in paragraph (ii), above) and decreased by the amount of cash received by the stockholder pursuant to the Offer and the Proposed Merger.

    (iv) The holding period of the shares of Parent Common Stock received by stockholders of the Company in the Proposed Merger should include the period during which the Shares surrendered in exchange therefor were held, provided such Shares were held as a capital asset at the effective time of the Proposed Merger.

    (v) Stockholders who receive cash in lieu of fractional shares of Parent Common Stock in the Proposed Merger should be treated as if the fractional share had been distributed to such holder as part of the Proposed Merger and then redeemed by Parent in exchange for the cash distributed in lieu of the fractional share in a transaction qualifying as an exchange under
  Section 302 of the Code. As a result, a stockholder generally should recognize capital gain or loss with respect to the cash payment received in lieu of a fractional share.

  Transfer Taxes. The transfer of a controlling interest in a company such as the Company which owns and/or leases property in inter alia New York State and/or New York City may be subject to real property transfer taxes. In connection with the Offer and the Proposed Merger, Parent will pay, or cause to be paid, any real property transfer taxes (the "Transfer Taxes") imposed upon stockholders of the Company by reason of the Offer or the Proposed Merger and will file or cause to be filed any tax returns required with respect to those Transfer Taxes. Such payment will likely constitute additional consideration to the stockholders for their Shares, taxable as described above with respect to cash proceeds. Stockholders should consult their tax advisors about the possibility that any such Transfer Taxes paid on their behalf would reduce the amount realized and/or be added to tax basis of any Parent Common Stock received in the Proposed Merger.

  Withholding. Unless a stockholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury Regulations promulgated thereunder, such stockholder may be subject to backup withholding at a rate of 31% with respect to any consideration received pursuant to the Offer and Proposed Merger. See Section
3. Stockholders should consult their brokers to ensure compliance with such procedures. Foreign stockholders should consult with their own tax advisors regarding withholding taxes.

  THE DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS BASED ON EXISTING LAW AS OF THE DATE OF THIS OFFER TO PURCHASE. THIS DISCUSSION DOES NOT ADDRESS ALL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS IN LIGHT OF THEIR SPECIFIC CIRCUMSTANCES, SUCH AS STOCKHOLDERS WHO ARE DEALERS IN SECURITIES, FOREIGN PERSONS OR STOCKHOLDERS WHO ACQUIRED THEIR SHARES PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND THE PROPOSED MERGER (INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND POSSIBLE CHANGES IN SUCH TAX LAWS, WHICH MAY HAVE RETROACTIVE EFFECT).

  6. PRICE RANGE OF SHARES AND RIGHTS; DIVIDENDS. The Shares trade on the NYSE under the symbol "ITT." The following table sets forth, for the periods indicated, the high and low sales prices per Share on the NYSE as reported by the Dow Jones News Service.

                                                                 MARKET PRICE
                                                                ---------------
                                                                 HIGH     LOW
   1995
     Fourth Quarter (from December 20)......................... $53.125 $47.500
   1996
     First Quarter.............................................  62.625  47.375
     Second Quarter............................................  68.250  56.875
     Third Quarter.............................................  66.625  43.000
     Fourth Quarter............................................  46.500  40.875
   1997
     First Quarter (through January 30)........................  58.875  41.125

  On January 27, 1997, the last reported sales price of the Shares on the NYSE prior to the public announcement by Parent that the Purchaser would make the Offer (the "Announcement") was $42.625. On January 30, 1997, the last full trading day prior to the date of this Offer to Purchase, the last reported sales price of the Shares on the NYSE was $56.875 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

  The Company has not declared or paid any cash dividends on the Shares to date.

  Prior to the occurrence of a Distribution Date, the Rights are attached to outstanding Shares and may not be traded separately. As a result, the sales prices per Share set forth above are also the high and low sales prices per Share including the associated Right during those periods in which the Rights are outstanding and attached to outstanding Shares. As a result of the commencement of the Offer, the Board may designate a Distribution Date, after which the Rights will separate and will begin trading apart from the Shares. See Section 15. In such event, stockholders of the Company are urged to obtain a current market quotation, if any, for the Rights.

  7. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information and information relating to the Rights and the Rights Agreement, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. Neither Parent, the Purchaser nor the Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Purchaser or the Dealer Manager.

  The Company is a Nevada corporation and its principal executive offices are located at 1330 Avenue of the Americas, New York, New York 10019-5490. The following description of the Company's business has been taken from the Company 1995 10-K:

    ITT is engaged, through subsidiaries, in the hospitality, gaming and entertainment business and the information services business. ITT conducts its hospitality and entertainment business through ITT Sheraton Corporation ("ITT Sheraton"), Ciga S.p.A. ("Ciga"), Caesars World, Inc. ("Caesars") and Madison Square Garden, L.P. ("MSG") and conducts its information services business through ITT World Directories, Inc. ("ITT World Directories") and ITT Educational Services, Inc. ("ITT Educational"). In addition, ITT owns approximately 6% of the outstanding capital shares of Alcatel Alsthom, a French company which owns, among other things, Alcatel, N.V., one of the largest telecommunications equipment manufacturers in the world.

  Set forth below is a summary of certain consolidated financial information with respect to the Company, excerpted or derived from the audited financial information of the Company contained in the Company 1995 10-K and unaudited information of the Company contained in the Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 1996. More comprehensive financial information is included in such reports and other documents filed with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the Commission or the NYSE in the manner set forth below.

                              ITT CORPORATION(1)

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                            ----------------------- --------------------------
                                  1996        1995    1995     1994     1993
OPERATING INFORMATION:
Revenues...................      $4,805      $4,558 $  6,346 $  4,760 $  4,169
Costs and Expenses.........       4,278       4,164    5,775    4,468    4,027
Operating Income...........         527         394      571      292      142
Net Income.................         183         103      147       74       39
Earnings Per Share(2)......        1.54         .87     1.24      .63      .33
Weighted Average Common
 Equivalent Shares(2)......         118         117      118      117      117
                            AT SEPTEMBER 30, AT DECEMBER 31,
                            ---------------- ---------------
                                  1996        1995    1994
BALANCE SHEET INFORMATION:
Current Assets.............      $1,736      $1,143 $    965
Total Assets...............       9,167       8,692    5,012
Current Liabilities........       1,350       1,430      624
Long-term Debt.............       3,875       3,575      600
Total Liabilities..........       6,120       5,756    1,659
Stockholders' Equity.......       3,047       2,936    3,353

---------------------
(1) On December 19, 1995, the former ITT Corporation ("Old ITT," which has been renamed ITT Industries, Inc.) distributed to its stockholders of record at the close of business on such date all of the outstanding shares of common stock of the Company, then a wholly owned subsidiary of Old ITT (the "Distribution"). In the Distribution, holders of common stock of Old ITT received one Share for every one share of Old ITT common stock held. The summary financial information of the Company set forth herein is presented as if the Company were a separate entity for all periods presented. Old ITT's historical basis in the assets and liabilities of the Company has been carried over and all majority-owned subsidiaries have been consolidated.
(2) Pro forma to reflect the Distribution for the nine months ended September 30, 1995 and the years ended December 31, 1994 and 1993.

  On January 23, 1997, the Company issued a press release announcing fourth quarter net income of $66 million and earnings per share of $.57, compared with the 1995 fourth quarter pro forma net income of $68 million, or $.59 per share.

  The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the
Commission: Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet site on the world wide web at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005. All of the information with respect to the Company and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

  8. CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT.

  The Purchaser. The Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Proposed Merger and has not carried on any activities other than in connection with the Offer and Proposed Merger. The principal executive offices of the Purchaser are located at 9336 Civic Center Drive, Beverly Hills, California 90210. The Purchaser is a wholly owned subsidiary of Parent. Until immediately prior to the time that the Purchaser will purchase Shares pursuant to the Offer, it is not expected that the Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and Proposed Merger. Due to the fact that the Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

  Parent. Parent, a Delaware corporation, is a leading owner and operator of full-service hotels and gaming properties located in gateway cities, urban and suburban centers and resort areas throughout the United States and in selected international cities. The principal executive offices of Parent are located at 9336 Civic Center Drive, Beverly Hills, California 90210. Parent's operations include 231 hotel properties representing approximately 84,000 rooms and 17 gaming properties with approximately 950,000 square feet of casino space. At December 31, 1996, Parent owned or partially owned 22 and managed 23 domestic full-service hotel properties. An additional 172 hotels were operated by franchisees, under the Hilton, Hilton Garden Inn and Hilton Suites brand names. Parent's international hotel operations currently include seven full-service hotel properties. Parent's owned or partially owned hotels include such well-known urban and resort properties as the Waldorf=Astoria in New York, the New York Hilton & Towers, the Palmer House Hilton in Chicago, the Chicago Hilton & Towers, the Washington Hilton & Towers and the Capital Hilton in Washington, D.C., the O'Hare Hilton in Chicago, the New Orleans Hilton Riverside & Towers, the Hilton Hawaiian Village in Honolulu and the San Francisco Hilton & Towers.

  In December 1996, Parent acquired (the "Bally Merger") Bally Entertainment Corporation ("Bally"). Parent operates its domestic gaming business under the Hilton, Bally and Flamingo brand names. Parent's Nevada casino operations include the Las Vegas Hilton, the Flamingo Hilton-Las Vegas, Bally's Las Vegas, the Flamingo Hilton-Laughlin, the Reno Hilton and the Flamingo Hilton-Reno. Parent's Atlantic City casinos are Bally's Park Place and The Atlantic City Hilton, formerly The Grand casino hotel resort. Under its Conrad

International brand, the Company also partially owns and manages casinos in Brisbane and the Gold Coast in Queensland, Australia, Punta del Este, Uruguay and Istanbul, Turkey.

  In December 1996, subsequent to the Bally Merger, Parent consummated cash tender offers to purchase the outstanding debt securities of certain Bally subsidiaries and related consent solicitations (collectively, the "Bally Offers"). In total, Parent received tenders and consents of approximately $1.1 billion, or 98% of the total aggregate principal amount of the securities subject to the Bally Offers. Parent funded the Bally Offers primarily with commercial paper. In January 1997, Parent called for redemption its 6% Convertible Subordinated Debentures due 1998 (the "6% Notes") and its 10% Convertible Subordinated Debentures due 2006 (the "10% Notes"). Each of these issues was originally incurred by Bally and was assumed by Parent in the Bally Merger. At December 31, 1996, approximately $1.4 million aggregate principal amount of the 6% Notes and $69.5 million aggregate principal amount of the 10% Notes were outstanding. The 6% Notes and the 10% Notes are redeemable at 100% of their respective principal amounts.

  In January 1997, Parent and Ladbroke Group PLC ("Ladbroke"), which owns the rights to the Hilton name outside the United States, entered into a strategic alliance with respect to 400 hotels in 49 countries. Parent believes the alliance will improve the performance of Parent's operations as its properties benefit from the worldwide integration of the Hilton brand, reservation systems, marketing programs and sales organizations. The companies have already integrated their reservation systems and plan to launch the Hilton HHonors Worldwide loyalty program in February 1997. In addition, the agreement permits Parent and Ladbroke to acquire a 20% equity interest in each other and provides for mutual participation in future hotel development focusing primarily upon management contracts and franchises. Implementation of certain features of the alliance is subject to the receipt of regulatory approvals.

  Set forth below is a summary of certain consolidated financial data with respect to Parent and its subsidiaries, excerpted or derived from audited financial information presented in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Parent 1995 10-K") and the unaudited financial information contained in Parent's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 (the "Parent 10-Q"). More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, including additional unaudited operating information of Parent contained in Parent's Current Report on Form 8-K dated January 24, 1997 (the "Parent 8-K"). The financial information summary set forth below is qualified in its entirety by reference to the Parent 1995 10-K, Parent 10-Q, Parent 8-K and other documents, financial information and related notes contained therein which have been filed with the Commission, which are hereby incorporated herein by reference. Such reports and other documents may be inspected and copies may be obtained from the Commission, the NYSE or the Pacific Stock Exchange, Inc. (the "PSE") in the manner set forth below.

                           HILTON HOTELS CORPORATION

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                     NINE MONTHS ENDED    YEARS ENDED DECEMBER
                                       SEPTEMBER 30,              31,
                                  ----------------------- --------------------
                                        1996        1995   1995   1994   1993
OPERATING INFORMATION:
Revenues.........................      $1,353      $1,192 $1,649 $1,514 $1,394
Expenses.........................       1,060         960  1,296  1,229  1,154
Operating Income.................         293         232    353    285    240
Income Before Cumulative Effect
 of
 Accounting Changes..............         150         110    173    122    103
Net Income.......................         150         110    173    122    106
Net Income Per Share.............         .77         .57    .89    .63    .55
Weighted Average Common
 Equivalent Shares...............         195         194    194    193    192
                                                    AT DECEMBER
                                  AT SEPTEMBER 30,      31,
                                  ---------------- -------------
                                        1996        1995   1994
BALANCE SHEET INFORMATION:
Current Assets...................      $  610      $  717 $  674
Total Assets.....................       3,019       3,060  2,926
Current Liabilities..............         355         535    328
Long-term Debt...................       1,087       1,070  1,252
Total Liabilities................       1,627       1,806  1,798
Stockholders' Equity.............       1,392       1,254  1,128

  On January 21, 1997, Parent reported unaudited fourth quarter income, before an extraordinary item, of $6.0 million, or $.03 per share, compared to $63.1 million, or $.32 per share, for the same period a year ago. The extraordinary item relates to costs and expenses incurred to extinguish or acquire approximately $1.1 billion of Bally debt securities (discussed above), and resulted in a charge to earnings of $74.1 million, net of tax, or $.36 per share. Fourth quarter earnings from operations were adversely affected by abnormally low baccarat drop and win percentage at the Las Vegas Hilton. In addition, Parent incurred other non-recurring charges in the fourth quarter totaling $73 million pre-tax. These charges included the write-off of pre-opening expenses for the Flamingo Casino-Kansas City, which opened in October, costs associated with the relocation of the Flamingo Casino-New Orleans to Shreveport, Louisiana, which received approval in October, and costs associated with changes to the Parent's defined benefit pension plan. More information is contained in the Parent 8-K; the information contained in this paragraph is qualified in its entirety by reference to the Parent 8-K.

  Set forth below is a summary of certain consolidated financial information with respect to Bally, excerpted or derived from the audited financial information of Bally contained in Bally's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the unaudited information contained in Bally's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996. More comprehensive financial information is included in such reports and other documents filed with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the Commission or the NYSE in the manner set forth below.

                        BALLY ENTERTAINMENT CORPORATION

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                        NINE MONTHS ENDED    YEARS ENDED
                                          SEPTEMBER 30,      DECEMBER 31,
                                        ----------------- -------------------
                                         1996     1995     1995  1994   1993
OPERATING INFORMATION:
Revenues............................... $   874 $     752 $1,010 $ 933  $ 622
Expenses...............................     705       616    837   817    520
Operating Income.......................     169       136    173   116    102
Income (Loss) from Continuing
 Operations............................      54        31     77    (2)    10
Net Income (Loss)......................      51        20     66   (68)   (47)
Income (Loss) From Continuing
 Operations
 Per Share.............................     .77       .57   1.34  (.10)   .16
Net Income (Loss) Per Share............     .73       .36   1.15 (1.52) (1.06)
Weighted Average Common Equivalent
 Shares................................      68        51     56    47     47

                                                               AT DECEMBER
                                              AT SEPTEMBER 30,     31,
                                              ---------------- ------------
                                                    1996       1995   1994
BALANCE SHEET INFORMATION:
Current Assets...............................      $  381      $ 374 $  249
Total Assets.................................       1,888      1,889  1,936
Current Liabilities..........................         145        154    178
Long-term Debt...............................       1,209      1,278  1,259
Total Liabilities and Minority Interests.....       1,576      1,638  1,642
Stockholders' Equity.........................         312        251    294

  Set forth on Schedule III attached hereto is certain unaudited pro forma condensed financial data giving effect to the Bally Merger.

  Parent is and, prior to the Bally Merger, Bally was subject to the informational and reporting requirements of the Exchange Act and Parent is and, prior to the Bally Merger, Bally was required to file reports and other information with the Commission relating to their respective businesses, financial condition and other matters. Information, as of particular dates, concerning Parent's and Bally's respective directors and officers, their remuneration, stock options granted to them, the principal holders of Parent's and Bally's respective securities, any material interests of such persons in transactions with Parent and Bally, respectively, and other matters are required to be disclosed in proxy statements distributed to Parent's and Bally's respective stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection and copies may be obtained in the same manner as set forth for the Company in
Section 7. Parent Common Stock is listed on the NYSE and the PSE, and reports, proxy statements and other information concerning Parent should be available for inspection at the offices of the NYSE in the same manner as set forth for the Company in Section 7 and at the offices of the PSE at 301 Pine Street, San Francisco, California 94104 and 618 South Spring Street, Los Angeles, California 90014.

  The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

  Schedule II hereto sets forth transactions in the Shares effected during the past 60 days by Parent, the Purchaser and their affiliates. Except as set forth in this Offer to Purchase and Schedule II hereto, none of Parent, the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of such persons beneficially owns any equity security of the Company, and none of Parent or the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in any equity security of the Company during the past 60 days.

  Except as set forth in this Offer to Purchase, none of Parent or the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of Parent or the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the persons listed in Schedule I hereto has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

  Except as set forth in this Offer to Purchase, since January 1, 1994, there have been no contacts, negotiations or transactions between Parent or the Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent or the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

  9. SOURCE AND AMOUNT OF FUNDS. The Purchaser estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and to pay related fees and expenses will be approximately $3.5 billion. See
Section 16. Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Parent. Parent plans to obtain the funds for such capital contributions or advances from a combination of its available cash, working capital, existing credit facilities, borrowings under credit facilities that Parent will seek to obtain from commercial banks and/or issuance of public debt. Although there are no commitments by such borrowing sources at this time, Parent intends to have such credit facility or facilities in effect prior to the satisfaction or waiver of the conditions to the Offer. See Section 14.

  It is anticipated that the indebtedness incurred by Parent in connection with the Offer and the Proposed Merger will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Proposed Merger, if consummated, dividends paid by the surviving corporation and its subsidiaries), through additional borrowings, through application of proceeds of dispositions or through a combination of two or more such sources. In addition, in the event that Parent consummates a transaction with HFS Incorporated ("HFS"), as described herein under Section 11, Parent expects that the ongoing cash flows from such transaction or a monetization thereof would be contributed to the Purchaser in connection with the Offer or used to repay indebtedness incurred in connection with the Offer and assumed in the Proposed Merger. No final decisions have been made, however, concerning the method Parent will employ to repay such indebtedness. Such decisions, when made, will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

  Parent and the Purchaser have not had access to all of the instruments and agreements under which the Company has issued existing debt or other obligations (collectively "Company Debt"). There can be no assurance that the purchase of the Shares and the Proposed Merger will not result in an event of default, cross default or other adverse consequences under any or all of the instruments defining the rights of the holders of Company Debt. As a result, it is possible that holders of certain of the Company Debt may have the right to require its immediate payment and Parent may need to refinance additional indebtedness. In the event that the holders of some or all of the Company Debt have the right to demand its immediate payment upon purchase of the Shares pursuant to the Offer or consummation of the Proposed Merger, Parent presently intends to seek such holders' consent to the Purchaser's assumption of the Company Debt pursuant to the same terms and conditions as such Company Debt presently outstanding or to refinance such Company Debt through additional borrowings.

  10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. In the fourth quarter of 1996, Parent contacted one of the Company's principal financial advisers to determine whether the Company would be interested in discussing a potential business combination. The Company adviser reported back that the Company had no interest in pursuing such a combination.

  On January 27, 1997, Stephen F. Bollenbach, President and Chief Executive Officer of Parent, attempted to telephone Rand V. Araskog, Chairman of the Board and Chief Executive Officer of the Company, to inform him of the Offer and the Proposed Merger and Parent's belief in the opportunities offered by the Proposed Merger. Mr. Bollenbach was unable to reach Mr. Araskog and spoke with another executive officer of the Company.

  Following that telephone call, Mr. Bollenbach sent the following letter to Mr. Araskog:

January 27, 1997

Mr. Rand V. Araskog
Chairman and Chief Executive Officer
ITT Corporation
1330 Avenue of Americas
New York, NY 10019-5490

Dear Rand:

  I am writing on behalf of the board of directors and management of Hilton Hotels Corporation to confirm our offer to acquire ITT Corporation in a transaction in which your shareholders would receive $55 for each ITT share. This represents a 29% premium over today's closing price for ITT's stock. We will be announcing shortly the commencement of a cash tender offer at $55 per share for half of the outstanding ITT shares, to be followed by a second step merger at $55 per share in Hilton common stock.

  The combination of ITT and Hilton would bring together two of the world's most respected lodging operations, as well as two premier gaming businesses with powerful brand names. We believe this combination would be of enormous benefit to each company and its respective shareholders, employees and other constituencies.

  In particular, our offer represents an extremely attractive opportunity for your shareholders to realize both the long-term potential of their investment in ITT and to participate in the exciting potential of our combined companies. I should note that our proposal was prepared solely on the basis of publicly available data. We hope that, with your help, an ensuing review of private information could result in an even higher offer.

  The advantages to be gained from the combination of our two companies are compelling:

  - HILTON'S MANAGEMENT IS UNIQUELY POSITIONED TO HELP ITT REALIZE ITS POTENTIAL. Our senior management has a longstanding record of emphasizing and creating shareholder value. We believe that, with our strategic experience and operating background in hotels and gaming entertainment, we can bring tremendous value to our combined shareholder base and generate superior returns relative to those realized historically by ITT shareholders.

     As part of our strategy, we have reached a preliminary understanding with HFS Incorporated under which HFS would license, on a long-term, worldwide basis, the Sheraton trademark, franchise system and management agreements. HFS' expertise in brand management, as well as its own superior record of creating shareholder value, will add to the strength of this combination.

  - ATTRACTIVE OPPORTUNITY FOR ITT SHAREHOLDERS. Despite ITT's collection of assets, its returns to shareholders have been disappointing relative to the S&P 500 and to its peer group of lodging and gaming companies since its spin-off in 1995. Our bid is specifically designed to allow ITT shareholders to obtain a substantial premium over the current stock price, and at the same time to participate in the combined company's upside potential. We believe that through the monetization of nonstrategic assets, and by focusing on ITT's core businesses, we will create even more value for the shareholders of the combined companies.

  - CREATES SUBSTANTIAL COST SAVINGS. ITT's shareholders will benefit from substantial operating and financial savings that are unique to a merger with Hilton. We believe the combination will produce more than $100 million in annual cost savings. Our recent merger with Bally Entertainment Corporation will generate annual savings of approximately $60 million; based on our preliminary review of publicly available information, we believe our savings estimate is not only achievable but conservative.

  - RATIONALIZED CAPITAL SPENDING PROGRAM. Given the complementary nature of our combined companies, a substantial portion of ITT's announced $3 billion-plus capital spending program, which amounts to more than $25 per ITT share, will be unnecessary. Rationalization of the spending program will serve the dual purposes of immediately enhancing shareholder value and still allowing for the growth and expansion of our combined businesses.

  We would strongly prefer to work with you and your board and management colleagues towards the prompt consummation of a negotiated transaction. We welcome the opportunity to meet with you and your advisors, and are ready at a moment's notice to commence discussions about the details of the combination. Let me stress, however, that we are committed to making this combination a reality. Although we would much rather work directly with you, we are prepared if necessary to solicit proxies from your shareholders to replace your board of directors in order to complete this transaction.

  We hope that you will be as excited as we are about the benefits of this combination for both our companies. We look forward to hearing from you.

Sincerely,

/s/ Steve

Stephen F. Bollenbach

  On January 31, 1997, the Purchaser commenced the Offer.

Previous Contacts

  From December 1992 through February 1993 and again from February 1996 through May 1996, Arthur M. Goldberg, as Chairman of the Board and Chief Executive Officer of Bally, engaged in various discussions and negotiations with the Company with respect to a potential purchase of Bally by the Company. In neither instance did such contacts result in a business combination between Bally and the Company.

  In February 1996, Peter M. George, as Chief Executive Officer of Ladbroke, engaged in various discussions and negotiations with representatives of the Company concerning a possible joint venture or merger between the Company and Ladbroke. Such contacts did not result in a business combination between Ladbroke and the Company.

  11. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY.

  General. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. The purpose of the Proposed Merger is to acquire all Shares not beneficially owned by the Purchaser following consummation of the Offer.

  Parent is seeking to enter into the Proposed Merger with the Company as promptly as practicable following consummation of the Offer. In the Proposed Merger, at the effective time of the Proposed Merger, each Share that is issued and outstanding immediately prior to the effective time of the Proposed Merger (other than Shares held in the treasury of the Company or owned by Parent, the Purchaser or any direct or indirect wholly owned subsidiary of Parent) would be converted into such number of shares of Parent Common Stock having a value of $55 per Share, subject to appropriate collar provisions.

  Consummation of the Proposed Merger will require approval by the Board and the affirmative vote of the holders of a majority of the outstanding Shares. In addition, pursuant to rules promulgated by the NYSE, stockholder approval prior to the issuance of Parent Common Stock is required where the present or potential issuance of such Parent Common Stock is or will be equal to or in excess of 20% of the number of shares of Parent Common Stock outstanding before the issuance of the Parent Common Stock. Accordingly, consummation of the Proposed Merger as currently contemplated will require approval by stockholders of Parent. The timing of consummation of the Offer and the Proposed Merger will depend on a variety of factors and legal requirements, the actions of the Board, the number of Shares (if any) acquired by the Purchaser pursuant to the Offer, and whether the conditions to the Offer have been satisfied or waived.

  In connection with the Offer and Proposed Merger, Parent and the Purchaser intend, if necessary, to nominate, and solicit proxies for the election of, the Parent Nominees to replace all the members of the Board at the Annual Meeting. Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Board to: approve the Proposed Merger; amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition is satisfied; satisfy the Control Share Condition; satisfy the Business Combination Condition; and take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. Such solicitation will be made pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

  THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WHICH PARENT AND/OR THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF
SECTION 14(a) OF THE EXCHANGE ACT, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

  Plans for the Company. In connection with the Offer, Parent and the Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Purchaser acquires control of the Company. In addition, if and to the extent that the Purchaser acquires control of the Company or otherwise obtains access to the books and records of the Company, Parent and the Purchaser intend to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in the Company's business, facility locations, corporate structure, marketing strategies, capitalization, management or dividend policy. In particular, following consummation of the Proposed Merger, the Company's entertainment business, including Madison Square Garden, the New York Knicks, the New York Rangers and WBIS+, as well as ITT World Directories and ITT Education, would be carefully reviewed as to their long-term strategic fit with the combined company. The Company has previously announced a $3 billion capital expenditure plan. Parent has stated that it believes, based on information available to it, that a substantial portion of this spending would be unnecessary in light of the complementary asset base of the combined company. Further, Parent has identified numerous potential cost savings, estimated at more than $100 million annually, that could be realized in a business combination of Parent and the Company.

  Additionally, Parent has announced that it has reached a preliminary understanding with HFS under which HFS would license, on a long-term, worldwide basis, the Company's "Sheraton" trademark, franchise system and management agreements.

  Appraisal Rights and "Going-Private" Transactions. Upon consummation of the Proposed Merger, if, as of the record date fixed to determine the stockholders of the Company entitled to receive notice of and to vote at the meeting of stockholders of the Company to act upon the Proposed Merger, shares of Common Stock are neither (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (the "NASD") nor (ii) held of record by more than 2,000 holders, holders of Shares who do not vote in favor of the Proposed Merger and who comply with applicable statutory procedures under the NGCL will be entitled to receive a judicial determination and payment of the "fair value" (excluding any element of value arising from the accomplishment or expectation of the Offer and Proposed Merger) of their Shares (subject to certain exceptions). The value so determined could be the same as, or more or less than, the price per Share offered pursuant to the Offer or proposed to be paid in the Proposed Merger. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going-private" transactions and which may under certain circumstances be applicable to the Proposed Merger. Rule 13e-3 would be inapplicable if (i) the Shares were deregistered under the Exchange Act prior to the Proposed Merger or other business combination or (ii) if holders of Shares receive only equity securities of Parent in the Proposed Merger. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Proposed Merger and the consideration offered to minority stockholders be filed with the Commission and distributed to minority stockholders before the consummation of any such transaction.

  12. DIVIDENDS AND DISTRIBUTIONS. If, on or after January 27, 1997, the Company should split, combine or otherwise change the Shares or its capitalization, or shall disclose that it has taken any such action, then, subject to the provisions of Section 14, the Purchaser may, in its sole judgment, make such adjustments in the Offer Price and the other terms of the Offer as it deems appropriate to reflect such split, combination or other change (including, without limitation, the number and type of securities offered to be purchased, the amounts payable therefor and the fees payable hereunder).

  If, on or after January 27, 1997, the Company should declare or pay any cash or stock dividend or other distribution on or issue any rights (other than the Rights) with respect to the Shares payable or distributable to stockholders of record on a date before the transfer to the name of the Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares accepted for payment pursuant to the Offer, then, subject to the provisions of
Section 14, (i) the Offer Price payable by the Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such non-cash dividend, distribution or right will be received and held by the tendering stockholder for the account of the Purchaser and shall be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser, in its sole discretion.

  13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NEW YORK STOCK EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more ("NYSE Excluded

Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. If, as result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. Based on these guidelines and publicly available information, however, Parent and the Purchaser do not believe that the purchase of the Maximum Number of Shares is likely to result in the delisting of the Shares on the NYSE. If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation Systems ("NASDAQ") or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

  The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange or quoted on the NASDAQ and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to
Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Company. See Section 11. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on the NYSE. The Purchaser intends to seek to cause the Company to make an application for termination of registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of the registration of the Shares are met.

  As soon as practicable after the Distribution Date has been designated, Rights Certificates are to be sent to all holders of Rights. If the Distribution Date has occurred and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on the market for the Shares, the NYSE listing and Exchange Act registration would apply to the Rights in a similar manner.

  14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the sole judgment of the Purchaser (i) at or prior to the Expiration Date, any one or more of the Minimum Condition, the Rights Condition, the Control Share Condition, the Business Combination Condition and the Gaming Condition has not been satisfied, or (ii) at any time on or after January 27, 1997 and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or shall be determined by the Purchaser to have occurred:

    (a) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, (i) (A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all the Shares by the Purchaser or Parent or any other affiliates of Parent or the consummation by the Purchaser or Parent or any other affiliates of Parent of the Proposed Merger or other business combination with the Company, (B) seeking to obtain damages in connection therewith or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (ii) seeking to prohibit the ownership or operation by Parent, the Purchaser or any other affiliates of Parent of all or any portion of the business or assets of the Company and its subsidiaries or of the Purchaser, or to compel Parent, the Purchaser or any other affiliates of Parent to dispose of or hold separately all or any portion of the business or assets of the Purchaser or the Company or any of its subsidiaries or seeking to impose any limitation on the ability of Parent, the Purchaser or any other affiliates of Parent to conduct their respective businesses or own such assets, (iii) seeking to impose or confirm limitations on the ability of Parent, the Purchaser or any other affiliates of Parent effectively to exercise full rights of ownership of the Shares or Rights, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Parent, the Purchaser or any other affiliates of Parent of any Shares, (v) which otherwise, in the sole judgment of the Purchaser, might materially adversely affect Parent, the Purchaser or any other affiliates of Parent or the value of the Shares or (vi) in the sole judgment of the Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, joint ventures or partnerships; provided that the condition specified in this paragraph (a) shall not be deemed to exist by reason of any court proceeding pending on the date hereof and known to the Purchaser, unless, in the sole judgment of the Purchaser, there is any adverse development in any such proceeding after the date hereof, or before the date hereof if not known to the Purchaser on the date hereof, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) above;

    (b) there shall be any action taken or any statute, rule, regulation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (i) to the Purchaser, Parent or any affiliate of Parent or (ii) to the Offer or the Proposed Merger or other business combination by the Purchaser or Parent or any affiliate of Parent with the Company, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the sole judgment of the Purchaser, might directly or indirectly result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

    (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries which, in the sole judgment of the Purchaser, is or may be materially adverse, or the Purchaser shall have become aware of any fact which, in the sole judgment of the Purchaser, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with the NYSE not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of the Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on January 27, 1997 or (vii) in the case of any of the foregoing existing on January 27, 1997, a material acceleration or worsening thereof;

    (e) the Company or any of its subsidiaries, joint ventures or partnerships or other affiliates shall have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Shares or other securities or other equity interests, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof) of employee stock options outstanding on December 31, 1995 or issued since that date in the ordinary course of business consistent with past practice, shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared, paid or proposed to declare or pay any cash dividend or other distribution on any shares of capital stock of the Company, (v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (vi) incurred any debt otherwise than in the ordinary course of business or any debt containing, in the sole judgment of the Purchaser, burdensome covenants or security provisions, (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in the Purchaser's sole opinion, could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to the Purchaser, (ix) entered into any new employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(c) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings or (xi) amended or authorized or proposed any amendment to its Articles or Bylaws or similar organizational documents, or the Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment which shall not have been previously disclosed;

    (f) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates) or it shall be publicly disclosed or the Purchaser shall otherwise learn that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of
  Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the Commission on the date of this Offer to Purchase, (ii) any such person, entity or group, which before the date of this Offer to Purchase, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company, or (iv) any person shall file a Notification and Report Form under the HSR Act or make a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

    (g) the Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or the Purchaser or any of its affiliates shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company which does not contemplate the Offer;

    (h) (i) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger or (ii) any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments or agreements is or may be materially adverse to the value of the Shares in the hands of the Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Parent of control of the Company);

    (i) Parent or the Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which is necessary to consummate the Offer; or

    (j) any waiting periods under the HSR Act applicable to the purchase of the Shares pursuant to the Offer shall not have expired or been terminated, any waiting periods under the Competition Act (as defined herein) applicable to the purchase of the Shares pursuant to the Offer shall not have expired or been terminated, or any other approval, permit, authorization, consent or other action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party shall not have been obtained on terms satisfactory to the Purchaser, in its sole discretion;

which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser, in its sole discretion, regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Purchaser, in its sole discretion, in whole or in part, at any time and from time to time. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning any condition or event described in this Section 14 shall be final and binding upon all parties.

  15. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

  General. Except as otherwise disclosed herein, based on a review of publicly available filings by the Company with the Commission, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or the Proposed Merger or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or action would be sought. While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or that certain parts of the businesses of the Company or the Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See
Section 14.

  Antitrust Compliance. Under the HSR Act, and the rules that have been promulgated thereunder by the United States Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied.

  A Notification and Report Form with respect to the Offer is expected to be filed under the HSR Act shortly, and the waiting period with respect to the Offer under the HSR Act will expire at 11:59 p.m., New York City time, on the fifteenth calendar day after such filing, unless terminated prior thereto. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from the Purchaser. If such request is made, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after the Purchaser has substantially complied with such request. Thereafter, the waiting period may be extended only by court order or with the Purchaser's consent. The waiting period will not be affected either by the failure of the Company (as opposed to Parent and the Purchaser) to file a Notification and Report form or to comply with any request for additional information or materials issued by the FTC or the Antitrust Division.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by the Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by the Purchaser or the divestiture of substantial assets of the Purchaser, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to the Purchaser relating to the businesses in which Parent, the Purchaser, the Company and their respective subsidiaries are engaged, the Purchaser believes that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation.

  Investment Canada Act. According to publicly available information, the Company conducts certain operations in Canada. The Investment Canada Act (the "ICA") may require that a notice of the "acquisition of control" (as defined in the ICA) by a "non-Canadian" (as defined in the ICA) of any "Canadian business" (as defined in the ICA) be furnished to the Director of Investments (the "ICA Director") and that certain of these investments to acquire control of a Canadian business be reviewed and approved by the Minister of the Canadian federal cabinet responsible for the ICA (the "Minister") as an investment that is "likely to be of net benefit to Canada" based upon criteria set forth in the ICA. An acquisition of control of a corporation incorporated outside Canada that controls, directly or indirectly, an entity in Canada carrying on the Canadian business (an "indirect acquisition") does not require approval under the ICA before the acquisition is implemented, although some indirect acquisitions may require approval after implementation. Direct acquisitions may require the Minister's approval before they can be implemented. Under the ICA, the acquisition of more than a majority of the voting shares of a corporation is deemed to be an acquisition of control.

  Most indirect acquisitions of control of a Canadian business by a "WTO investor" (as defined in the ICA with reference to nationals of members of the World Trade Organization) are not reviewable under the ICA, provided that the value of the assets of all the acquired entities carrying on a Canadian business is not more than 50% of the value of the assets of all entities acquired in the transaction, wherever located. Where the value of the assets of entities carrying on a Canadian business exceeds that amount, and, in the case of most direct acquisitions of control of a Canadian business by or from a "WTO investor," the transaction is reviewable under the ICA if the value of the assets of all the acquired entities carrying on a Canadian business is Cdn. $172 million or more (for transactions implemented any time in 1997). However, where any of the acquired Canadian businesses is a "cultural business" (as defined in the ICA) or provides any transportation services, which may include certain businesses of the Company, the ICA subjects an indirect acquisition to review where the value of the assets of all acquired entities carrying on a Canadian business exceeds (i) Cdn. $50 million or (ii) if such value also amounts to more than 50% of the value of the assets of all entities, wherever located, acquired in the transaction, Cdn. $5 million. A direct acquisition of an entity carrying on such a Canadian business is subject to review where the value of the assets of all acquired entities carrying on a Canadian business exceeds Cdn. $5 million. Under the ICA, the federal cabinet may also require a review if the operations of the acquired Canadian business include certain cultural activities, without regard to the value of the assets of the Canadian business.

  The Purchaser intends to file within the prescribed time period a notice with respect to the Offer and the Proposed Merger with the ICA Director and to seek approval of the Minister, if required. If the Purchaser were to acquire control of a Canadian business in a transaction reviewable under the ICA and, within certain specified periods of time provided in the ICA, the Minister decides that he is not satisfied that the acquisition is "likely to be of net benefit to Canada," the Minister could issue a notice, the effect of which would be to prohibit the "acquisition of control" of all or part of the Company's Canadian businesses by the Purchaser, or, where such acquisition has already been made, to compel divestiture of control of all or part of the Company's Canadian businesses. In assessing whether a transaction is likely to be of net benefit to Canada, the ICA requires that the Minister consider any representations and undertakings that are submitted by an acquiror. If the Offer and the Proposed Merger are subject to review under the ICA, there can be no assurance that the Minister would be satisfied that the acquisition is "likely to be of net benefit to Canada" and, if not, what remedy he might seek or what the outcome would be.

  Competition Act (Canada). Certain provisions of the Canadian Competition Act (the "Competition Act") require pre-merger notification to the Director of Investigation and Research (the "Canadian Director") of significant transactions, which may include the acquisition of a large percentage of the stock of a public company which has Canadian operations, or a merger or amalgamation involving such an entity. Pre-merger notification is generally required with respect to transactions in which the parties to the transaction and their affiliates have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of Cdn. $400 million and which involve the direct or indirect acquisition of an operating business in Canada of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds Cdn. $35 million (or, in the case of an amalgamation of two or more corporations one or more of which carries on an operating business in Canada, the value of the Canadian assets or the annual gross revenues from sales in or from Canada of the entity resulting from such amalgamation or the entities controlled by such entity exceeds Cdn. $70 million). In the case of an acquisition of shares of a public company, the transaction must also result in the acquiror holding voting shares which carry more than 20% of the outstanding votes (or more than 50% if the acquiror already holds 20% or more) attached to all the voting shares of the public company. If a transaction is subject to the pre-merger notification requirements, then notice must be given either seven or 21 days (depending on the information required by the Canadian Director) prior to the completion of the transaction. The Canadian Director may waive or seek an extension of the waiting period. After the applicable waiting period expires or is waived, the transaction may be completed.

  The Canadian Director may apply to the "Competition Tribunal," a specialized tribunal empowered to deal with certain matters governed by the Competition Act, with respect to a "merger" (as defined in the Competition Act) and, if the Competition Tribunal finds that the merger prevents or lessens or is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some or all the assets or shares involved. A merger may be subjected to an order of the Competition Tribunal whether or not it is a notifiable transaction. In some instances, the Canadian Director may issue an "advance ruling certificate" to the effect that he would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act or a "no-action" advisory opinion following a notification or voluntary submission. If the Canadian Director issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions.

  The Purchaser intends to file an application for an advance ruling certificate and any required notice with respect to the Offer and the Proposed Merger with the Canadian Director and, to the extent necessary, observe any applicable waiting period. There can be no assurance that a challenge to the Offer and the Proposed Merger will not be made pursuant to the Competition Act, or, if such a challenge is made, what the outcome will be.

  Other Foreign Approvals. According to publicly available information, the Company also owns property and conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Proposed Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Proposed Merger. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Proposed Merger.

  Federal Communications Commission Approvals. According to the Company Registration Statement, on July 1, 1996, in partnership with Dow Jones & Co., the Company acquired television station WNYC-TV (which has since been renamed WBIS+) from the City of New York. The Communications Act of 1934, as amended (the "Communications Act") and applicable Federal Communications Commission ("FCC") regulations require prior FCC approval for the transfer or deemed transfer of control or ownership of companies holding FCC licenses. Applications must be filed with the FCC seeking such approval. The Communications Act requires that the FCC find that the proposed transfer would serve the public interest, convenience and necessity as a prerequisite to granting its approval. To this end, the FCC requires that the transferee demonstrate that it possesses the requisite legal, financial, technical and other qualifications to operate the licensed entities in order for the transfer to be approved.

  Before Parent or the Purchaser can acquire ownership or control of the Company's interests in the WBIS+ partnership ("WBIS+"), prior FCC approval will be required. Parent and the Purchaser intend to file with the FCC, as soon as practicable, application(s) seeking FCC approval to take control of the Company (the "Long Form Approval"). There can be no assurance that the FCC will grant such approval or that, if granted, such FCC approval will be on terms and conditions acceptable to Parent.

  Parent and the Purchaser also will submit to the FCC for its approval a request for special temporary authority to enter into a voting trust agreement (the "Voting Trust Agreement") which, if approved by the FCC (the "Voting Trust Approval"), would permit the Purchaser to purchase Shares pursuant to the Offer prior to receipt of the Long Form Approval. Parent expects that the Voting Trust Agreement will provide among other things that, pending grant of the Long Form Approval, an independent voting trustee approved by the FCC (the "Trustee") would hold the Company's equity interests in WBIS+ and take such action as may be necessary to maintain the present management and operations of WBIS+. Following receipt of the Long Form Approval, the voting trust would be dissolved, and the Trustee would transfer control of the Company's equity interests in WBIS+ to Parent and the Purchaser. In the event that the Long Form Approval is denied, the Trustee would be obligated to sell such interests as soon as practicable. Such disposition by the Trustee would likewise require prior FCC approval.

  Parent intends to proceed with the purchase of Shares pursuant to the Offer unless, at the time at which the Offer would otherwise be consummated, the Voting Trust Approval contains conditions unacceptable to Parent, in its sole discretion, or Parent has any reason to believe that the Long Form Approval will not be obtained within a reasonable time thereafter. Although in the past the FCC generally has expedited its consideration of such applications, Parent cannot predict how long such consideration will take. Nor can there be any assurance that the FCC will grant the Long Form Approval or the Voting Trust Approval or that, if granted, such approvals will be on terms and conditions acceptable to Parent.

  Third-Party Approvals. According to the Company 1995 10-K, in March 1995, the Company acquired, through its investment in Madison Square Garden, L.P. ("MSG") in partnership with subsidiaries of Cablevision Systems Corporation, the New York Knickerbockers basketball and New York Rangers hockey franchises and the Madison Square Garden arena. Parent and the Purchaser may be required to obtain approval from the National Basketball Association and the National Hockey League prior to consummation of the Offer and the Proposed Merger. Additionally, Parent and the Purchaser may be required to obtain approvals from or make filings with certain regulatory bodies governing ITT Educational in connection with the Offer and the Proposed Merger. Parent does not expect there to be significant impediments to obtaining these approvals; however, there can be no assurance when or if such approvals will be granted.

  State Takeover Statutes. The Company is incorporated under the laws of Nevada. As described above, pursuant to the Nevada Control Share Acquisition Statute an "acquiring person", who acquires a "controlling interest" in an "issuing corporation," may not exercise voting rights on any "control share" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a meeting of such stockholders. See "Introduction."

  The above provisions do not apply if the articles of incorporation or bylaws of the Company in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. The Articles and Bylaws currently do not exclude the Company from the restrictions imposed by such provisions. The Control Share Condition would be satisfied if the Bylaws were amended such that, on the tenth day following consummation of the Offer, the Bylaws provide that the provisions of the Nevada Control Share Acquisition Statute do not apply, or, if the Purchaser, in its sole discretion, were satisfied that the Nevada Control Share Acquisition Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Control Share Acquisition Statute.

  As further described above, the Nevada Business Combination Statute restricts the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years following the interested stockholder's date of acquiring the shares that caused such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that caused such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. See "Introduction." If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

  The Business Combination Condition would be satisfied if the Board approved the Offer and the Proposed Merger prior to consummation of the Offer and the Proposed Merger or if the Purchaser, in its sole discretion, were satisfied that the Nevada Business Combination Statute was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Merger for any reason, including, without limitation, those specified in the Nevada Business Combination Statute.

  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

  The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer and the Proposed Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Proposed Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

  The Rights. The following is a summary of the material terms of the Rights Agreement. This summary is qualified in its entirety by reference to the Rights Agreement, a copy of which was filed with the Commission as an Exhibit to the Company 1995 10-K and should be available for inspection, and copies may be obtained, in the same manner as set forth in Section 7. The Company Registration Statement describes the Rights substantially as follows:

    On November 1, 1995, the Company adopted the Rights Agreement and declared a dividend of one Right for each outstanding share of Common Stock. The Rights are transferable only with the Common Stock until they become exercisable. The Rights will not be exercisable until the Distribution Date and will expire on the tenth anniversary of the Rights Agreement (the "Rights Expiration Date"), unless earlier redeemed by the Company as described below. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandths (1/1000ths) of a share of Preferred Stock of the Company (the "Preferred Shares") at a price (substantially above the expected current trading value of the Company) to be determined, subject to adjustment in certain circumstances (the "Purchase Price").

    Under the Rights Agreement, the plan distribution date (the "Distribution Date") is the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock (such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the Rights apply and (ii) the close of business on such date, if any, as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 15% or more of the outstanding shares of Common Stock.

    Until the Distribution Date, the Rights will be evidenced by the certificates for Common Stock registered in the names of the holders thereof. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close for business on the Distribution Date (and to each initial record holders of certain Common Stock originally issued after the Distribution Date), and such separate Rights Certificates alone will thereafter evidence the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends with respect to the Rights or the Preferred Shares relating thereto.

    At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person) of a Right to purchase, for the Purchase Price, that number of one one-thousandths (1/1000ths) of a Preferred Share equivalent to the number of shares of Common Stock that, at the time of such event, would have a market value of twice the Purchase Price.

    In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person, each Right will entitle its holder (other than Rights beneficially owned by such Acquiring Person or its affiliates or associates) to purchase, for the Purchase Price, that number of common shares of such corporation (or, in the event that such corporation is not a publicly traded corporation, that number of common shares of an affiliate of such corporation that has publicly traded shares) that, at the time of the transaction, would have a market value (or, in certain circumstances, book value) of twice the Purchase Price.

    At any time prior to the earlier of such time as a person or group becomes an Acquiring Person and the Rights Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board to be at least equivalent in value) of $0.01 per Right (the "Redemption Price"), which amount shall be subject to adjustment as provided in the Rights Agreement.

    In addition, at any time after there is an Acquiring Person, the Board of Directors may elect to exchange each Right for consideration per Right consisting of one-half of the securities that would be issuable at such time upon exercise of on Right pursuant to the terms of the Rights Agreement.

    At any time prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement, except that no supplement or amendment shall be made that reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Rights Expiration Date. From and after the Distribution Date, the Company may amend the Rights Agreement (i) to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision or (ii) to make any other provisions that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or its affiliates or associates).

  Nevada Gaming Regulation. The ownership and operation of casino gaming facilities in Nevada are subject to: (i) The Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act") and (ii) various local ordinances and regulations. Parent's and the Company's respective gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board"), the Clark County Liquor and Gaming Licensing Board (the "CCLGLB"), the City of Reno and the Douglas County Commission (the "DCC") (the Nevada Commission, the Nevada Board, the CCLGLB, the City of Reno and the DCC, collectively, the "Nevada Gaming Authorities").

  The policy of the State of Nevada with respect to corporate acquisitions such as the Offer is to (i) assure the financial stability of corporate gaming licensees and their affiliates, (ii) preserve the beneficial aspects of conducting business in the corporate form, and (iii) promote a neutral environment for the orderly governance of corporate affairs.

  Parent and the Company are each registered with the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and have each been found suitable to own the stock of subsidiaries that are licensed to conduct gaming operations in the State of Nevada. Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, proxy or power of attorney, consummation of a tender offer or any act or conduct by a person whereby it obtains control, may not occur without the prior approval of the Nevada Commission upon the recommendation of the Nevada Board.

Because the Offer will result in Parent acquiring control of the Company, the Offer may not be consummated without the prior approval of the Nevada Commission upon the recommendation of the Nevada Board. Consummation of the Offer may also require the approval of, or notices to, the CCLGLB, the City of Reno and the DCC.

  In seeking approval to acquire control of the Company, Parent and the Purchaser must satisfy the Nevada Board and Nevada Commission as to a variety of specific standards. The Nevada Board and Nevada Commission will consider all relevant material facts in determining whether to grant such approval, and may consider not only the effects of the Offer and the Proposed Merger but also any other facts that are deemed relevant. Such facts may include, among other things, (i) the business history of Parent, including its record of financial stability, integrity, and success of its operations, as well as its current business activities; and (ii) whether the Offer and the Proposed Merger will create a significant risk that Parent, the Company or their subsidiaries will not satisfy their financial obligations as they become due or satisfy all financial and regulatory requirements imposed by the Nevada Act. The Nevada Board or Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control of a Registered Corporation, to be investigated and licensed as part of the approval process relating to the transaction. The Nevada Gaming Authorities may deny an application for licensing or a finding of suitability for any cause that they deem reasonable. A finding of suitability is comparable to licensing and both require the submission of detailed personal and financial information followed by a thorough investigation.

  The Nevada Act also requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Purchaser will be required to be found suitable to own more than 10% of the Company's voting securities in connection with the Offer and Parent will be required to be found suitable to own the stock of Purchaser.

  The Nevada Act requires that the Nevada Commission use its best efforts to take final action upon an application to acquire control of a Registered Corporation by a person making a tender offer within sixty days after the application is filed and any fees are paid. If the Nevada Commission cannot take final action upon the application within sixty days of the filing of such application, it must provide the applicant with written notice of a time certain for completion of the investigation and the final action at least ten days prior to the sixtieth day after filing of the application. There can be no assurances that the Nevada Commission will consider the applications of Parent and Purchaser within such sixty day period. Because Parent is currently a Registered Corporation, it does not expect significant delays in final action being taken by the Nevada Commission although there can be no assurances in that regard. Furthermore, any such approval of the Offer, if granted, does not constitute a finding, recommendation or approval by the Nevada Board or Nevada Commission as to the accuracy or adequacy of the Offer to Purchase or the merits of the Offer and the Proposed Merger. Any representation to the contrary is unlawful.

  Parent may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. The issuance of Parent Common Stock in the Proposed Merger will qualify as a public offering. On September 20, 1996, Parent received approval to make public offerings for a period of one year, subject to certain conditions (the "Shelf Approval"). On November 21, 1996, the Nevada Commission issued a revised Shelf Approval effective for a period of ten months to include approvals relating to Parent's acquiring control of Bally. The Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. Parent intends to apply for a renewal of the Shelf Approval (the "New Shelf Approval") and anticipates that the application for the New Shelf Approval will be considered by the Nevada Board and Nevada Commission prior to the expiration of the Shelf Approval.

The issuance of Parent Common Stock in the Proposed Merger will be made pursuant to the Shelf Approval or, if necessary, the New Shelf Approval.

  If Parent and Purchaser receive prior approval from the Nevada Commission for the Offer and for the acquisition of control of the Company, the Proposed Merger will require additional prior approvals, including, but not limited to,
(i) a finding of suitability for Parent, Purchaser, or another direct or indirect wholly owned subsidiary of Parent ("Sub") to own the stock of the Company or ITT Sheraton, (ii) registration of Purchaser, Sub or the Company as an intermediary company, and (iii) de-registration of the Company as a Registered Corporation. Parent does not currently believe that the nomination and solicitation of proxies for the Parent Nominees will require the approval of the Nevada Commission. In the event Parent determines to solicit proxies to elect the Parent Nominees, approval of the Nevada Commission may be required. In the event it is determined that such approval is required, Parent will apply for such approval and request that such application be considered by the Nevada Board and Nevada Commission at the same time as they consider the applications for approval of the Offer and acquisition of control of the Company.

  Parent and Purchaser intend to file on the date of this Offer to Purchase applications with the Nevada Board and Nevada Commission requesting approvals of the Offer and the acquisition of control of the Company and approvals for the Proposed Merger. Parent and Purchaser will promptly file any required applications or notices with the CCLGLB, the City of Reno and the DCC. No assurances can be given that such applications will be approved or that they will be considered on a timely basis.

  New Jersey Gaming Regulations. Casino gaming activities in New Jersey are subject to the New Jersey Casino Control Act ("Casino Control Act"), the regulations of the CCC and other applicable laws. The Casino Control Act requires approval from the CCC before control of a casino licensee can be transferred. In the case of transfer to an individual or entity not currently deemed qualified under the standards of the Casino Control Act, Section 95.12 of the Casino Control Act ("Interim Casino Authorization") permits an individual or entity that obtains publicly traded securities conferring control of a casino licensee to hold such securities on an interim basis prior to obtaining approval from the CCC. During the period of interim authorization, the publicly traded securities that have been acquired by the as yet unqualified individual or entity must be held in a trust ("ICA Trust") pursuant to the provisions of the Casino Control Act. Parent is currently qualified under the provisions of the Casino Control Act as a holding company of a New Jersey casino licensee.

  As a result of the transfer of Shares to the Purchaser pursuant to the Offer and the Proposed Merger, the Purchaser will be required to qualify as an intermediary company of a New Jersey casino licensee. Qualification of the Purchaser would include review and approval of the Purchaser as an entity and of its officers and directors as individuals. If at the time of the transfer of Shares to the Purchaser, pursuant to the Offer and the Proposed Merger, the Purchaser has been found qualified under the provisions of the Casino Control Act, it will not be subject to the requirements of an ICA Trust under Section
95.12 of the Casino Control Act.

  If a person holding debt or equity securities is required to place such securities into an ICA trust pending qualification, the person retains the ability to direct the trustee as to how to vote or whether to dispose of such securities, unless and until the CCC has reason to believe such person may not qualify. If the CCC denies interim authorization or has reasonable cause to believe that a person required to be qualified may be found unqualified, it shall order that the trust become operative. During the time the trust is operative, the person required to be qualified may not participate in the earnings of the casino hotel or receive any return on its investment. If the CCC thereafter denies qualification, the trustee shall dispose of the trust property. In such event, the proceeds distributed to the unqualified applicant may not exceed the lower of the actual cost of the securities to the unqualified applicant or their value calculated as if the investment had been made on the date the trust became operative. Any excess remaining proceeds shall be paid to the Casino Revenue Fund maintained in the New Jersey Department of the Treasury.

  The qualification criteria with respect to a holding or intermediary company of a casino licensee include its financial stability, integrity and responsibility, the integrity and adequacy of its financial resources which bear any relation to the casino project; its good character, honesty and integrity; and the sufficiency of its business ability and casino experience to establish the likelihood of a successful, efficient casino operation.

  If the CCC finds that a holder of such securities is not qualified under the Casino Control Act, the CCC has the right to take any remedial action it may deem appropriate. Such action may include an order to divest such securities. In the event that certain disqualified holders fail to divest such securities, the CCC has the power to revoke or suspend the casino license of the entity affiliated with the issuer of such securities. If a holder is found unqualified, it is unlawful for the holder (i) to exercise, directly or through any trustee or nominee, any right conferred by such securities, or
(ii) to receive any dividends or interest upon any such securities or any remuneration, in any form, from its affiliated casino licensee, whether for services rendered or otherwise.

  Mississippi Gaming Regulations. The ownership and operation of casino gaming facilities in Mississippi are subject to: (i) the Mississippi Gaming Control Act (the "Mississippi Act"), (ii) the regulations of the Mississippi Gaming Commission (the "Mississippi Commission"), and (iii) other applicable laws. Parent's and the Company's respective gaming operations are subject to the licensing and regulatory control of the Mississippi Commission.

  The policy of the State of Mississippi with respect to corporate acquisitions, such as the Offer, is to (i) assure the financial stability of corporate gaming licensees and their affiliates, (ii) preserve the beneficial aspects of conducting business in the corporate form and (iii) promote a neutral environment for the orderly governance of corporate affairs.

  No direct or indirect changes in control of a registered, publicly traded corporation, such as the Company, can occur without the prior approval of the Mississippi Commission. The staff of the Mississippi Commission reviews and investigates applications for such approvals and makes recommendations on such applications to the Mississippi Commission for final action.

  In seeking approval to acquire control of the Company, Parent and Purchaser must satisfy the Mississippi Commission as to a variety of specific standards. The Mississippi Commission will consider all relevant material facts in determining whether to grant such approval, and may consider not only the effects of the Offer and the Proposed Merger but also any other facts that are deemed relevant. Such facts may include, among others, (i) the business history of the applicant, including its record of financial stability, integrity, and success of its operations, as well as its current business activities, and (ii) whether the Offer and the Proposed Merger will create a significant risk that Parent, the Company or their subsidiaries will not satisfy their financial obligations as they become due or satisfy all financial and regulatory requirements imposed by the Mississippi Act. Officers, directors and other persons having a material involvement or relationship with Parent and Purchaser prior to the Proposed Merger who will be actively and directly involved in gaming activities may also be required to be found suitable or licensed by the Mississippi Commission as a part of the approval process relating to the transaction. The Mississippi Commission may deny an application for licensing or registration for any cause that it deems reasonable. A finding of suitability is comparable to licensing, and both require the submission of detailed personal and financial information followed by a thorough investigation.

  The Mississippi Act also requires beneficial owners of more than 10% of the voting securities of a corporation registered with the Mississippi Commission to apply for a finding of suitability within 30 days after receiving a request from the Executive Director of the Mississippi Commission. In addition to obtaining approval of the application to acquire control, Purchaser may be required to be found suitable to own more than 10% of the Company's voting securities in connection with the Offer and Parent may be required to be found suitable to own the stock of Purchaser.

  Parent has registered with the Mississippi Commission as a publicly traded corporation and has been found suitable to own the shares of a subsidiary that operates a casino in Tunica County, Mississippi; therefore, Parent does not expect significant delays in obtaining necessary approvals. However, there can be no assurances that such approvals will be granted or as to the timing of such approvals. Furthermore, any such approval, if granted, does not constitute a finding, recommendation or approval by the Mississippi Commission as to the accuracy or adequacy of the Offer to Purchase or the merits of the Offer and the Proposed Merger. Any representation to the contrary is unlawful.

  Generally, no corporation registered with the Mississippi Commission may make a public offering of its securities without the prior approval of the Mississippi Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Mississippi, or to retire or extend obligations incurred for such purposes. The sale by Parent of any equity or debt securities in the Proposed Merger may qualify as a public offering. On October 17, 1996, Parent received continuous approval to make public offerings for a period of one year, subject to certain conditions (the "Continuous Approval"). The Continuous Approval does not constitute a finding, recommendation or approval by the Mississippi Commission as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. It is anticipated that the issuance by Parent of any equity or debt securities in the Proposed Merger will be made pursuant to the Continuous Approval.

  If Parent and Purchaser receive prior approval from the Mississippi Commission for the Offer and for the acquisition of control of the Company, the Proposed Merger may require additional prior approvals, including, but not limited to, (i) a finding of suitability for Parent, Purchaser, or another direct or indirect wholly owned subsidiary of Parent to own the stock of the Company or ITT Sheraton and (ii) registration of Purchaser, such other direct or indirect wholly owned subsidiary or the Company as an intermediary company. In the event Parent determines to solicit proxies to elect the Parent Nominees, approval of the Mississippi Commission may be required. In the event it is determined that such approval is required, Parent will apply for such approval and request that such application be considered by the Mississippi Commission at the same time as, and as a part of, the application for approval of the Offer and acquisition of control of the Company.
  Parent and Purchaser have not yet filed applications with the Mississippi Commission requesting approvals of the Offer and the acquisition of control of the Company and approvals for the Proposed Merger, but expect to do so shortly. It is also anticipated that all individuals required to file applications for findings of suitability as officers and directors of Purchaser will promptly have applications filed on their behalf for the necessary approvals with the Mississippi Commission. No assurances can be given that such applications will be approved or that they will be considered on a timely basis.

  Nova Scotia Gaming Regulations. The Company, through a subsidiary (the "Subsidiary"), operates casinos in Halifax and Sydney, Nova Scotia and is required to be registered and comply with licensing requirements and operational regulations under the Gaming Control Act (the "Nova Scotia Act"). Under the Nova Scotia Act, the Director of Registration of the Nova Scotia Gaming Control Commission must be notified, within fifteen days, of any change in the officers or directors of the Subsidiary. The Subsidiary is also required to file a disclosure form with the Director of Registration within fifteen days of (i) a person acquiring a beneficial interest in the business of the Subsidiary; (ii) a person exercising control, either directly or indirectly, over the business of the Subsidiary; or (iii) a person providing financing, either directly or indirectly, to the business of the Subsidiary. The Purchaser intends to file any required disclosure forms within the applicable time period. No prior approval or consent is required under the Nova Scotia Act in respect of the Offer or the Proposed Merger. However, under the Nova Scotia Act, the Director of Registration may require information or material from the Subsidiary or any person who has an interest in the Subsidiary. Parent and the Purchaser will submit to the Director of Registration any information required with respect to them. The Director of Registration may, at any time, subject to the provisions of the Nova Scotia Act, revoke or suspend the Subsidiary's registration under the Nova Scotia Act, or refuse to grant a renewal of its registration. Although Parent does not anticipate any unfavorable action by the Director of Registration or the Nova Scotia Gaming Control Commission prior to the consummation of the Offer or the Proposed Merger, there can be no assurance that the Subsidiary will not have its registration revoked or suspended prior to the consummation of the Offer.

  Ontario Gaming Regulations. Windsor Casino Limited, an Ontario corporation which operates a Windsor, Ontario gaming facility and of which each of Parent and the Company owns a one-half interest, is registered under the Gaming Control Act, 1992 (the "Ontario Act") and is required to comply with licensing requirements and operational regulations under the Ontario Act. Under the Ontario Act, the Registrar of the Gaming Control Commission (the "Registrar") must approve any change in the directors or officers of Windsor Casino Limited. No prior approval or consent is required under the Ontario Act in respect of the Offer or the Proposed Merger.

However, under the Ontario Act, the Registrar may require information and material from Windsor Casino Limited or any person who has an interest in Windsor Casino Limited. Parent and the Purchaser will submit to the Registrar any information required with respect to them. The Registrar may, at any time, subject to the provisions of the Ontario Act, revoke or suspend Windsor Casino Limited's registration under the Ontario Act, or refuse to grant a renewal of its registration. Although Parent does not anticipate unfavorable action by the Registrar or the Gaming Control Commission prior to the consummation of the Offer or the Proposed Merger, there can be no assurance that Windsor Casino Limited will not have its registration revoked or suspended prior to the consummation of the Offer.

  Other Gaming Regulations. The Company owns and operates gaming facilities in a number of domestic and foreign jurisdictions in addition to those discussed above. The relevant statutes and regulatory schemes governing such gaming operations may require that prior to or following consummation of the Offer and/or the Proposed Merger, Parent and/or the Purchaser must qualify or otherwise be approved to conduct such gaming operations. It is the intention of Parent and the Purchaser to comply with any such statutes and regulations and to seek any required approvals or to otherwise become qualified as may be necessary to consummate the Offer and the Proposed Merger. There can be no assurance that Parent and the Purchaser will receive such approvals or become so qualified or as to the timing of any such approvals or qualifications.

  Certain Litigation. On January 27, 1997, Parent and the Purchaser filed a Complaint against the Company in the United States District Court for the District of Nevada. The Complaint seeks, among other things: (i) injunctive relief requiring the Board to redeem the Rights and to make inapplicable to the Offer and the Proposed Merger the Nevada Control Share Acquisition Statute and the Nevada Business Combination Statute, (ii) injunctive and declaratory relief to forestall any effort by the Company to manipulate or otherwise subvert the process of corporate democracy by amending the Company's bylaws, postponing its Annual Meeting, increasing the size of the Board or taking other actions to frustrate the proxy contest that Parent plans to conduct to replace the Board in order to facilitate the Offer and Proposed Merger and
(iii) a declaratory judgment that the Company does not have standing to institute an action under the federal antitrust laws to block or impede the Offer or the Proposed Merger and that, in any event, the consummation of the Offer and the Proposed Merger would not violate such laws.

  On January 27, 1997, Parent and the Purchaser filed a motion for a preliminary injunction enjoining the Company from (a) increasing the size of the Board, or in the alternative, requiring the Company to give Parent and the Purchaser the opportunity to supplement their written notice of intention to nominate individuals for election as directors in the event that the Company does increase the size of the Board, or (b) amending the Company's bylaws to impede in any way the effective exercise of the stockholder franchise in connection with the election of directors at the Annual Meeting. A hearing on the motion has been scheduled for March 5, 1997.

  On January 29, 1997, the Nevada court denied a motion filed by Parent and the Purchaser for a temporary restraining order and preliminary injunction enjoining the Company from filing and prosecuting any action against Parent or the Purchaser in connection with or arising out of the Offer in any jurisdiction other than the United States District Court for the District of Nevada. In its ruling, the Nevada court stated that if the Company does bring suit regarding the Offer in any other jurisdiction, Parent and Purchaser, at that time, can apply for an injunction or other relief to prevent duplicative litigation.

  Parent has been advised that stockholders of the Company have filed suit in a number of jurisdictions alleging claims against the Company similar to the claims alleged in the Complaint. One such stockholder has filed suit in the Nevada Federal District Court and has moved for consolidation of her action with the action brought by Parent and Purchaser.

  16. FEES AND EXPENSES. Except as set forth below, neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") is acting as the Dealer Manager in connection with the Offer and is acting as financial advisor to Parent in connection with its effort to acquire the

Company. DLJ is acting as the Dealer Manager in connection with the Offer and is acting as financial advisor to Parent in connection with its effort to acquire the Company. In connection with the Offer, in addition to a fee of $1 million paid upon execution of the engagement letter, Parent has agreed to pay DLJ for its services (i) $250,000 upon the commencement of the Offer, (ii) an additional $1.25 million upon mailing of any proxy statement to the stockholders of the Company, and (iii) $15 million (less the amount of the opinion fee described below, if any) if Parent completes a transaction (as defined in the engagement letter, but including an acquisition of a majority of the Shares) with the Company. In the event DLJ notifies the Board of Directors of Parent that it is prepared to deliver an opinion as to the fairness of the consideration to by paid by the Parent, from a financial point of view, then Parent shall pay an additional $1 million to DLJ. Parent has also agreed that in the event a transaction is not consummated and Parent receives cash, securities or assets from the Company, Parent shall also pay to DLJ an amount in cash equal to 15% of such cash, securities or assets (less credits for amounts previously paid to DLJ). Parent has also agreed to reimburse DLJ (in its capacity as Dealer Manager and financial advisor) for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, incurred in connection with its engagement, and to indemnify DLJ and certain related persons against certain liabilities and expenses in connection with their engagement, including certain liabilities under the federal securities laws. DLJ renders various investment banking and other advisory services to Parent and its affiliates and is expected to continue to render such services, for which it has received and will continue to receive customary compensation from Parent and its affiliates.

  The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

  In addition, IBJ Schroder Bank & Trust Company has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

  17. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, Blue Sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Parent and the Purchaser have filed with the Commission a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 (except that they will not be available at the regional offices of the Commission).

                                          HLT Corporation

January 31, 1997

                                  SCHEDULE I

              INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                     OFFICERS OF PARENT AND THE PURCHASER

  Directors and Executive Officers of Parent and the Purchaser. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent and the Purchaser. The principal address of Parent and the Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is 9336 Civic Center Drive, Beverly Hills, California 90210. Directors of Parent are identified by an asterisk. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite the individual's name refers to employment with Parent.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                       MATERIAL POSITIONS HELD DURING THE PAST
NAME AND CURRENT BUSINESS ADDRESS                     FIVE YEARS
---------------------------------    --------------------------------------------
*Stephen F. Bollenbach........     President and Chief Executive Officer, Parent,
                                   since February 1996. Prior thereto, Chief
                                   Financial Officer, The Trump Organization, until
                                   March 1992, Chief Financial Officer, Marriott
                                   Corporation, until October 1993, President and
                                   Chief Executive Officer, Host Marriott
                                   Corporation, until April 1995, Senior Executive
                                   Vice President and Chief Financial Officer, The
                                   Walt Disney Co., until February 1996. He is also
                                   a director of America West Airlines, Inc.
*A. Steven Crown..............     General Partner, Henry Crown and Company, a
 Henry Crown and Company           holding company which includes diversified
 222 North LaSalle Street          manufacturing operations, marine operations and
 Suite 2000                        real estate ventures.
 Chicago, Illinois 60601
*Peter M. George..............     Chief Executive Officer, Ladbroke Group PLC
 Maple Court, Central Park         ("Ladbroke"). He is a citizen of the United
 Reeds Crescent, Watford           Kingdom.
 Herts WD11H2 U.K.
*Arthur M. Goldberg...........     Executive Vice President and President--Gaming
 380 Middlesex Avenue              Operations, Parent, since December 1996. Prior
 Carteret, New Jersey 07008        thereto, Chairman and Chief Executive Officer,
                                   Bally Entertainment Corporation ("Bally") from
                                   October 1990 to December 1996. He is also
                                   Chairman, President and Chief Executive Officer,
                                   DiGiorgio Corporation since February 1990 and
                                   Managing Partner, Averon Investments, LP since
                                   1986.
Matthew J. Hart...............     Executive Vice President and Chief Financial
                                   Officer, Parent, since May 1996. Prior thereto,
                                   Senior Vice President and Treasurer, Marriott
                                   Corporation, January 1992 until October 1993,
                                   Executive Vice President and Chief Financial
                                   Officer, Host Marriott Corporation, until
                                   October 1995, Senior Vice President and
                                   Treasurer, The Walt Disney Company until May
                                   1996. He is President, Treasurer, Secretary and
                                   the sole director of the Purchaser and is also a
                                   director of Kilroy Realty Corporation since
                                   January 1997.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                       MATERIAL POSITIONS HELD DURING THE PAST
NAME AND CURRENT BUSINESS ADDRESS                     FIVE YEARS
---------------------------------    -------------------------------------------
*Barron Hilton................     Chairman of the Board, Parent, since February
                                   1996. Prior thereto, Chairman of the Board,
                                   President and Chief Executive Officer, Parent,
                                   until February 1993, Chairman of the Board and
                                   Chief Executive Officer, Parent, until February
                                   1996.
*Eric M. Hilton...............     Vice Chairman of the Board, Parent, since May
                                   1993. Prior thereto, Senior Vice President--Real
                                   Estate Development, International, Parent, until
                                   May 1992, Executive Vice President--
                                   International Operations, Parent, May 1992 until
                                   May 1993.
*Dieter H. Huckestein.........     Executive Vice President, Parent, and
                                   President--Hotel Division, Parent, since May
                                   1994. Prior thereto, Senior Vice President--
                                   Hawaii/California/Arizona Region, Parent, until
                                   May 1991, Senior Vice President--
                                   Hawaii/California/Arizona Region, Parent, until
                                   May 1994. He is a citizen of Germany.
*Robert L. Johnson............     Chairman and Chief Executive Officer of Black
BET Holdings, Inc.                 Entertainment Television, a cable programming
One BET Plaza                      service, and Chairman, President and Chief
1900 "W" Place, N.E.               Executive Officer of BF Holdings, Inc., a
Washington, D.C. 20018             diversified media holding company, since August
                                   1991, and Chairman and Chief Executive Officer
                                   of District Cablevision, cable operator in the
                                   District of Columbia.
*Donald R. Knab...............     President, Donald R. Knab Associates, Inc., an
Residence:                         investment advisory firm, since January 1988.
33 Little Bay Harbor               Prior thereto, Vice Chairman, Deansbank
Ponte Vedra Beach, Florida         Investment, Inc.--property investments, January
32082                              1992 until December 1996, Chairman and Chief
                                   Executive Officer, BPT Properties, L.P., a
                                   commercial real estate development company,
                                   until January 1992 and, until December 1992,
                                   Senior Consultant thereto.
*Benjamin V. Lambert..........     Chairman and Chief Executive Officer, 333 Corp.,
Eastdil Realty, Co.                since January 1995. Prior thereto, Chairman and
40 West 57th Street                Chief Executive Officer, Eastdil Realty, Co.
New York, New York 10019           L.L.C., real estate investment bankers.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                       MATERIAL POSITIONS HELD DURING THE PAST
NAME AND CURRENT BUSINESS ADDRESS                     FIVE YEARS
---------------------------------    -------------------------------------------
*Donna F. Tuttle..............     Owner and Officer, Elmore/Tuttle Sports Group,
Korn Tuttle Capital Group          owns three minor league baseball teams, since
1800 Century Park East, #210       1993, President, Korn Tuttle Capital Group, a
Los Angeles, California 90067      financial consulting and investments firm, and a
                                   director of Phoenix Duff & Phelps, Inc., a
                                   financial services firm, since 1992. Prior
                                   thereto, Chairman and Chief Executive Officer,
                                   Ayer Tuttle, the western division of NW Ayer
                                   Incorporated, an international advertising firm,
                                   1989 until 1992 and 1989 until 1995, President,
                                   Donna F. Tuttle, Inc., a travel and tourism
                                   consulting and public relations firm. She is
                                   also a director of Silver Dollar City, an
                                   entertainment company.
*Sam D. Young, Jr.............     Chairman, Trans West Enterprises, Inc., an
P.O. Box 3443                      investment company, and director, Texas Commerce
395 Mt. Lake Court                 Bank--El Paso.
Incline Village, Nevada 89450

                                  SCHEDULE II

                 TRANSACTIONS IN SHARES DURING THE PAST 60 DAYS
                          BY PARENT AND THE PURCHASER

                                                    SHARES
TRANSACTION DATE                                   ACQUIRED   PRICE PER SHARE(1)
----------------                                   --------   ------------------
January 21, 1997..................................  11,500         $43.250
                                                    30,000(2)      $43.125
                                                     3,200         $43.000
January 22, 1997..................................  14,000         $44.625
                                                    31,000         $44.500
                                                    20,500         $44.375
                                                    13,000         $44.250
                                                    10,000         $44.125
                                                     3,000         $43.875
                                                     2,000         $43.750
                                                     2,000         $43.625
January 23, 1997..................................  13,000         $45.125
                                                    26,500         $45.000
                                                    51,300         $44.875
                                                    17,000         $44.750
                                                    16,000         $44.625
                                                     7,000         $44.500
                                                     6,500         $44.375
                                                     8,000         $44.250
                                                     6,000         $44.125
January 24, 1997..................................   1,000         $44.250
                                                     1,500         $44.125
                                                     4,000         $44.000
                                                     9,000         $43.875
                                                     8,500         $43.750

---------------------
(1) All prices are exclusive of commissions.
(2) On January 21, Parent contributed 100 of such Shares to the capital of Purchaser for no consideration.

                                 SCHEDULE III

                           HILTON HOTELS CORPORATION

              UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

  The unaudited pro forma condensed financial statements are based upon the historical consolidated financial statements of Parent and Bally and should be read in conjunction with those consolidated financial statements and related notes.

  The unaudited pro forma condensed statements of income for the nine months ended September 30, 1996 and the year ended December 31, 1995 give effect to
(i) the acquisition of Bally applying the purchase method of accounting, and
(ii) certain adjustments that are directly attributable to the merger and anticipated to have continuing impact, including certain estimated operational benefits and an assumed refinancing of Bally's existing indebtedness, as if such transactions were consummated as of January 1, 1995.

  The unaudited pro forma condensed balance sheet presents the combined financial position of Parent and Bally as of September 30, 1996. The unaudited pro forma condensed balance sheet reflects (i) the acquisition of Bally applying the purchase method of accounting, and (ii) certain adjustments that are directly attributable to the merger, including the assumed refinancing of Bally's existing indebtedness. Such data further assume that the transactions described above were consummated as of September 30, 1996.

  The unaudited pro forma condensed financial statements have been prepared based upon currently available information and assumptions deemed appropriate by Parent and may not be indicative of actual results, nor do such data purport to represent the results for future periods.

                                     III-1

                           HILTON HOTELS CORPORATION

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                      PRO FORMA
                              PARENT       BALLY       MERGER           PARENT
                            HISTORICAL HISTORICAL(1) ADJUSTMENTS      AS ADJUSTED
                            ---------- ------------- -----------      -----------
Revenue:
  Casino..................   $  340.3     $697.0       $  --           $1,037.3
  Rooms...................      475.5       70.9          --              546.4
  Food and beverage.......      208.9       57.0          --              265.9
  Management and franchise
   fees...................       92.7        --           --               92.7
  Other...................      165.4       49.5          --              214.9
  Operating income from
   unconsolidated
   affiliates.............       70.6        --           --               70.6
                             --------     ------       ------          --------
                              1,353.4      874.4          --            2,227.8
                             --------     ------       ------          --------
Expenses:
  Casino..................      177.6      341.9          --              519.5
  Rooms...................      146.2       24.0          --              170.2
  Food and beverage.......      177.7       50.3          --              228.0
  Other costs and
   expenses...............      522.0      274.7         (8.5)(3)(4)      788.2
  Corporate expense.......       37.0       14.2        (11.7)(3)          39.5
                             --------     ------       ------          --------
                              1,060.5      705.1        (20.2)          1,745.4
                             --------     ------       ------          --------
Operating income..........      292.9      169.3         20.2             482.4
  Interest and dividend
   income.................       25.4       19.2          --               44.6
  Interest expense........      (55.2)     (98.8)        35.1 (5)(6)     (118.9)
  Interest expense, net,
   from unconsolidated
   affiliates.............       (9.4)       --           --               (9.4)
                             --------     ------       ------          --------
Income from continuing
 operations before income
 taxes and minority
 interest.................      253.7       89.7         55.3             398.7
  Provision for income
   taxes..................       99.9       31.0         29.6 (7)         160.5
  Minority interest, net..        3.5        4.5           .6 (8)           8.6
                             --------     ------       ------          --------
Income from continuing
 operations...............   $  150.3     $ 54.2       $ 25.1          $  229.6
                             ========     ======       ======          ========
Income from continuing
 operations per share(2)..   $    .77                                  $    .88
                             ========                                  ========
Average common and
 equivalent shares........      195.1                                     261.9
                             ========                                  ========

                                                  (Footnotes on following pages)

                                     III-2

                           HILTON HOTELS CORPORATION

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                     PRO FORMA
                             PARENT       BALLY       MERGER          PARENT
                           HISTORICAL HISTORICAL(1) ADJUSTMENTS     AS ADJUSTED
                           ---------- ------------- -----------     -----------
Revenue:
  Casino..................  $ 511.0        789.9         --           1,300.9
  Rooms...................    587.2         87.5         --             674.7
  Food and beverage.......    265.7         73.6         --             339.3
  Management and franchise
   fees...................    100.5          --          --             100.5
  Other...................    125.4         59.2         --             184.6
  Operating income from
   unconsolidated
   affiliates.............     59.6          --          --              59.6
                            -------      -------       -----          -------
                            1,649.4      1,010.2         --           2,659.6
                            -------      -------       -----          -------
Expenses:
  Casino..................    234.9        386.6         --             621.5
  Rooms...................    186.4         31.2         --             217.6
  Food and beverage.......    229.4         65.5         --             294.9
  Other costs and
   expenses...............    613.2        336.7       (10.8)(3)(4)     939.1
  Corporate expense.......     31.9         17.1       (13.9)(3)         35.1
                            -------      -------       -----          -------
                            1,295.8        837.1       (24.7)         2,108.2
                            -------      -------       -----          -------
Operating income:             353.6        173.1        24.7            551.4
  Interest and dividend
   income.................     35.2         16.2         --              51.4
  Interest expense........    (93.5)      (132.4)       43.6 (5)(6)    (182.3)
  Interest expense, net,
   from unconsolidated
   affiliates.............    (16.5)         --          --             (16.5)
  Property transactions...      1.5          --          --               1.5
                            -------      -------       -----          -------
Income from continuing
 operations before income
 taxes and minority
 interest.................    280.3         56.9        68.3            405.5
  Provision (benefit) for
   income taxes...........    102.6        (18.7)       37.3 (7)        121.2
  Minority interest, net..      4.9         (1.1)         .6 (8)          4.4
                            -------      -------       -----          -------
Income from continuing
 operations...............  $ 172.8         76.7        30.4            279.9
                            =======      =======       =====          =======
Income from continuing
 operations per share
 (2)......................  $   .89                                      1.07
                            =======                                   =======
Average common equivalent
 shares...................    194.1                                     260.9
                            =======                                   =======

                                                  (Footnotes on following pages)

                                     III-3

                           HILTON HOTELS CORPORATION

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1996
                                 (IN MILLIONS)

                                                      PRO FORMA
                              PARENT       BALLY       MERGER          PARENT
                            HISTORICAL HISTORICAL(1) ADJUSTMENTS     AS ADJUSTED
                            ---------- ------------- -----------     -----------
ASSETS:
  Current assets
    Cash and equivalents...  $  211.4    $  280.5     $    --         $  491.9
    Temporary investments..      56.3         7.6          --             63.9
    Deferred income taxes..      26.4        22.3        114.4(14)       163.1
    Other current assets...     315.7        70.8          --            386.5
                             --------    --------     --------        --------
      Total current
       assets..............     609.8       381.2        114.4         1,105.4
  Investments..............     590.0        20.9         (9.6)(9)       601.3
  Property and equipment,
   net.....................   1,757.1     1,255.1        967.4 (10)    3,979.6
  Goodwill.................       6.4       121.7      1,151.3 (11)    1,279.4
  Other assets.............      56.1       108.9        (54.7)(12)      110.3
                             --------    --------     --------        --------
      Total investments,
       property and other
       assets..............   2,409.6     1,506.6      2,054.4         5,970.6
                             --------    --------     --------        --------
      Total assets.........  $3,019.4    $1,887.8     $2,168.8        $7,076.0
                             ========    ========     ========        ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
  Current liabilities......  $  355.0    $  144.8     $  184.2 (13)   $  684.0
  Long-term debt...........   1,087.2     1,208.7        121.0 (5)     2,416.9
  Deferred income taxes....     125.0       170.6        377.3 (14)      672.9
  Insurance reserves and
   other...................      60.1        51.9        (10.2)(8)       101.8
                             --------    --------     --------        --------
      Total liabilities....   1,627.3     1,576.0        672.3         3,875.6
  Stockholders' equity.....   1,392.1       311.8      1,496.5 (15)    3,200.4
                             --------    --------     --------        --------
      Total liabilities and
       stockholders'
       equity..............  $3,019.4    $1,887.8     $2,168.8        $7,076.0
                             ========    ========     ========        ========

                                                  (Footnotes on following pages)

                                     III-4

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

  The following table sets forth the determination and allocation of the purchase price based on a market value of $28.16 per share of Parent Common Stock. This market value is based on the average of the quoted market price of Parent Common Stock for three day periods both before and after the Bally Merger was announced.

                                                                (IN MILLIONS)
                                                                -------------
      Merger exchange of share (53.2 million shares of Bally
       Common Stock converted to Parent Common Stock and 14.8
       million shares of Bally PRIDES converted to Parent
       PRIDES at a common stock equivalent ratio of .92 to
       one)....................................................   $1,882.1
      Assumption of Bally debt.................................    1,222.1
      Transaction costs and expenses...........................       30.0
                                                                  --------
      Pro forma purchase price.................................   $3,134.2
                                                                  ========

  The preliminary allocation of the pro forma purchase price is as follows:

      Land.....................................................   $  462.7
      Buildings, vessels and furniture, fixtures and equip-
       ment....................................................    1,759.8
      Goodwill.................................................    1,273.0
      Other, net...............................................     (361.3)
                                                                  --------
                                                                  $3,134.2
                                                                  ========

---------------------
(1) There are no significant adjustments required to the historical financial data of Bally to conform to the accounting policies of Parent. Certain reclassifications have been made to the historical amounts of Bally to conform the financial presentation of the two companies. Specifically, selling, general and administrative expenses and depreciation and amortization have been reclassified to other costs and expenses, and interest income has been reclassified from other revenue to interest and dividend income. Other reclassifications made to conform the financial presentation are not material to the unaudited pro forma condensed financial statements.

(2) Historical income from continuing operations per share of Parent is presented after giving effect to the 4 for 1 stock split completed in September 1996. Pro forma income from continuing operations per share is computed on the basis of the combined weighted average number of shares of Parent Common Stock and Parent Common Stock equivalents after giving effect to the stock split and the issuance of shares to consummate the Bally Merger.

(3) To record certain estimated operational efficiencies derived from the historical cost of those items which are expected to be eliminated or reduced as a result of the Bally Merger. The elimination of duplicative corporate office and operational support functions is estimated to reduce other costs and expenses and corporate expense by $17.0 million and $11.7 million, respectively, for the nine months ended September 30, 1996, and to reduce other costs and expenses and corporate expense by $22.3 million and $13.9 million, respectively, for the year ended December 31, 1995.

(4) To adjust depreciation expense due to the revaluation and change in useful life of acquired property and equipment and adjust goodwill amortization resulting from the allocation of the purchase price of Bally. Depreciation expense is reduced $11.8 million for the nine months ended September 30, 1996 and $15.8 million for the year ended December 31, 1995. Goodwill amortization is increased $20.3 million for the nine months ended September 30, 1996 and $27.3 million for the year ended December 31, 1995. Goodwill is amortized over 40 years.

 (5) Pro forma results and financial position are adjusted by an assumed refinancing of Bally debt as follows:

  (i)Bally debt is adjusted to estimated fair market value; and


                                     III-5

  (ii) Refinancing the balance of Bally debt, including refinancing costs, with available Parent debt capacity under its revolving bank line-of-credit at an average floating rate of 5.94% for the nine months ended September 30, 1996 and 6.22% for the year ended December 31, 1995. Each 1/8 percent change in the floating rate on this refinancing would result in a change in interest expense of $1.3 million for the nine months ended September 30, 1996 and $1.8 million for the year ended December 31, 1995.

  The refinancing decreases interest expense by $34.7 million for the nine months ended September 30, 1996 and $42.5 million for the year ended December 31, 1995 due to lower interest rates.

 (6) Interest expense is reduced $.4 million for the nine months ended September 30, 1996 and $1.1 million for the year ended December 31, 1995 due to the conversion of Bally's 8% Convertible Senior Subordinated Debentures due 2000.

 (7) To record the tax effect of pro forma adjustments to depreciation expense, interest expense and cost reductions associated with estimated operational efficiencies. The amortization of goodwill is not deductible for tax purposes.

 (8) Adjustment to minority interest is attributable to the following:

  (i) The cancellation and conversion of the Series A Cumulative Exchangeable Preferred Stock of Bally's Casino, Inc. (the "Subsidiary Preferred Stock") into the right to receive shares of Bally Common Stock in connection with the merger of Bally's Casino, Inc. with and into Bally, and

  (ii) The impact of the Bally debt refinancing.

 (9) To reduce an investment to Parent's estimate of fair market value.

(10) To increase Bally's property and equipment to estimated fair market value.

(11) To reflect the excess purchase price over fair value of net tangible assets acquired and liabilities assumed.

(12) The reduction in other assets reflects (i) deferred financing costs of Bally not valued due to the adjustment of debt to estimated fair market value (ii) the forgiveness of a tax-sharing receivable of Bally pursuant to the Bally Merger Agreement and (iii) a reserve to reduce an asset to Parent's estimate of fair market value.

(13) The net increase in current liabilities reflects the accrual of severance, option buyout and other direct merger costs of Parent and Bally.

(14) To record the deferred tax effect of the pro forma balance sheet adjustments, primarily related to property and equipment, refinancing costs, and estimated severance, option buyout and other direct merger costs.

(15) The net increase in stockholders' equity results from the following:

  (i) The issuance of one share of Parent Common Stock (after giving effect to the stock split) for each share of Bally Common Stock outstanding after giving effect to the cancellation and conversion of the Subsidiary Preferred Stock into Bally Common Stock,

  (ii)Parent PRIDES issued in exchange for Bally PRIDES,

  (iii)Costs to refinance Bally's debt, and

  (iv)The elimination of Bally's historical net assets.

                                     III-6

  Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and, if applicable, the Rights and any other required documents should be sent by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY

         By Mail:          By Facsimile Transmission:   By Hand or Overnight
                                                              Delivery:



       P.O. Box 84              (212) 858-2611
  Bowling Green Station      Attn: Reorganization         One State Street
   New York, New York        Operations Department    New York, New York 10004
       10274-0084                                         Attn: Securities
  Attn: Reorganization                                   Processing Window,
  Operations Department                                     Subcellar One

                        Confirm Facsimile by Telephone:

                                (212) 858-2103

  Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                MACKENZIE
                                PARTNERS, INC.

  156 Fifth Avenue New York, New York 10010 (212) 929-5500 (Call Collect) or
                         CALL TOLL-FREE (800) 322-2885

                     The Dealer Manager for the Offer is:

                         DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION

                           2121 Avenue of the Stars
                                  Suite 3000
                             Los Angeles, CA 90067
                           (310) 282-5513 (Collect)
                                      or
                   CALL TOLL-FREE (800) 237-5022, EXT. 5513